METROPOLITAN
HOLDINGS LIMITED

04 JAN 28 AM 7:21

16 January 2004

04012388

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam

Metropolitan Holdings Limited
Rule 12g3-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies since the submission of the application for exemption of Rule 12g3-2(b).

Listed below are the documents attached:

- Approval of the circular to shareholders by the JSE Securities Exchange South Afirca
- Circular to shareholders
- Approval of the arrangements set out in the circular by the South African Reserve Bank – Exchange control department
- Public announcement regarding the circular
- Public announcement regarding the specific authority for NAC to repurchase its shares currently held by NAIL per the circular
- Public announcement regarding the offer price for the proposed odd-lot offer per the circular
- Approval of the special resolutions held at the special general meeting on 26 November 2003 by the Registrar of Companies in South Africa
- Approval of the change of name by the Registrar of Companies in South Africa
- Public announcement of the implementation and results of the odd-lot offer
- CM14A – Return of acquisitions by a company of shares issued by it/payments to shareholders, submitted to the Registrar of Companies in South Africa
- Application for the change of name of New Africa Capital Limited to the JSE Securities Exchange South Africa
- Application for the delisting of shares arising out of a repurchase of shares to the JSE Securities Exchange South Africa
- Withdrawal of listed shares by the JSE Securities Exchange South Africa
- CM15 – Return of allotment of shares submitted to the Registrar of Companies in South Africa
- Application for listing to the JSE Securities Exchange South Africa

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL [021] 940-5911, FAX [021] 940-5730, WEBSITE www.metropolitan.co.za

dw 1/28

I hope you find these documents in order.

Yours truly,

Michelle Lotz
Group finance manager
Metropolitan Holdings Limited

04 JAN 28 AM 7:21

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 October 2003
NM/jvdm/9946

The Company Secretary
New Africa Capital Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

CHANGE OF NAME
ODD-LOT OFFER
GENERAL AUTHORITY TO ISSUE SHARES FOR CASH
SPECIFIC AUTHORITY TO REPURCHASE SHARES

A draft of the circular to shareholders dated 3 November 2003 in respect of the above, together with your application letter dated 30 October 2003, were tabled at a meeting of the JSE Securities Exchange South Africa ("the JSE") held today.

At this meeting it was resolved:

- that the circular as submitted, be approved;
- subject to shareholders approval, the company's listing will be amended as from Monday, 15 December 2003 to reflect the new name as Metropolitan Holdings Limited with its abbreviated name on the List to be shown as "Met Ltd".

The JSE Code is:
"MET" for the ordinary shares of 0,0001 cent each and the ISIN Code will be ZAE000050456.

Kindly confirm that the circular as despatched to shareholders is identical to the draft approved by the JSE.

Thank you for payment of R18 730-20 in respect of the documentation fees received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
CORPORATE FINANCE : LISTINGS DIVISION

cc. Merrill Lynch South Africa (Pty) Limited
Attention: Paris Aposporis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action you should take in relation to this circular please consult your Central Securities Depository Participant ("CSDP"), broker, banker, accountant, legal adviser or other professional adviser immediately.
2. If you have disposed of all your shares in New Africa Capital Limited ("NAC"), please forward this circular to the stockbroker, banker or agent through whom you disposed of such shares.
3. If you are the registered holder of certificated NAC shares or you hold dematerialised NAC shares and have recorded your shareholding in your own name on the sub-register maintained by your CSDP or broker, and if you are unable to attend the general meeting of shareholders of NAC to be held at 11:00 on Wednesday, 26 November 2003 at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville and wish to be represented at the general meeting, you should complete and return the attached form of proxy (white) in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare Limited (in South Africa) and Transfer Secretaries (Proprietary) Limited (in Namibia), by no later than 11:00 on Monday, 24 November 2003.
4. Shareholders who have dematerialised their NAC shares (other than those shareholders whose shareholding is recorded in their own name on the sub-register maintained by their CSDP or broker) must provide their CSDP or broker with their voting instructions for the general meeting in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker. If, however, such shareholders wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority to attend and vote at the general meeting.
5. **If you are a registered certificated holder of less than 100 certificated NAC shares on the close of business on Friday, 12 December 2003 and have not completed and returned the attached form of election and surrender (blue) in accordance with the instructions detailed on such form by 12:00 on Friday, 12 December 2003, your NAC shares will be automatically acquired by NAC at the offer price plus a premium of 5% and the proceeds remitted to you upon surrender of your documents of title.**
6. **If you are a dematerialised shareholder and hold less than 100 NAC shares at the close of business on Friday, 12 December 2003, and you fail to provide your CSDP or broker with your election, then your NAC shares will be automatically acquired by NAC at the offer price plus a premium of 5% and the proceeds credited to your account with your CSDP or broker.**

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: NAC
NSX Share Code: NWC
ISIN: ZAE000033361
("NAC" or "the Company")

Circular to shareholders

regarding:

- **the change of NAC's name from "New Africa Capital Limited" to "Metropolitan Holdings Limited";**
- **an odd-lot offer, including:**
  - an amendment to NAC's articles of association to enable NAC to implement odd-lot offers from time to time;
  - proposing an odd-lot offer;
  - a specific authority for NAC to repurchase its shares for the purposes of the odd-lot offer;
  - a specific authority for NAC to issue shares for cash for the purposes of the odd-lot offer;
- **a general authority for NAC to issue shares for cash; and**
- **a specific authority for NAC to repurchase its shares currently held by New Africa Investments Limited,**

and incorporating:

- **a notice of general meeting of shareholders;**
- **a form of proxy;**
- **a form of election and surrender for the odd-lot offer; and**
- **a form of surrender for the name change.**

Legal adviser

DENEYS REITZ
ATTORNEYS

Deneys Reitz Inc.
1984/003385/21

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Date of issue: 4 November 2003

CORPORATE INFORMATION

Secretary and registered office

Mrs B Gobodo-Mbomvu
New Africa Capital Limited
(Registration number 2000/031756/06)
Parc du Cap 7
Mispel Road
Bellville, 7530
(PO Box 2212, Bellville, 7535)
Telephone number: +27 21 940 5911

Legal advisers

Deneys Reitz Inc.
(Registration number 1984/003385/21)
8th Floor, Southern Life Centre
8 Riebeek Street
Cape Town, 8001
(Private Bag X10, Roggebaai, 8012)

Sponsor in South Africa

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the
JSE Securities Exchange South Africa)
(Registration number 1995/001805/07)
138 West Street
Sandown,
Sandton, 2196
(PO Box 651987, Benmore, 2146)

Transfer secretaries in South Africa

Computershare Limited
(Registration number 2000/006082/06)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone number: 086 110 0930

Sponsor in Namibia

Simonis Storm Securities (Proprietary) Limited
(Member of the Namibian Stock Exchange)
(Registration number 96/421)
Suite C, 152 Robert Mugabe Avenue
Windhoek
Namibia
(PO Box 3970, Windhoek)

Transfer secretaries in Namibia

Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia
(PO Box 2401, Windhoek)

TABLE OF CONTENTS

SALIENT FEATURES AND ACTION TO BE TAKEN BY SHAREHOLDERS

These salient features provide an outline of the name change, the odd-lot offer, the general authority to issue shares for cash, the specific authority to repurchase NAC shares currently held by NAIL and the amendments to the articles of association and should be read in conjunction with this circular as a whole. The definitions commencing on page 6 of this circular also apply to these salient features.

1. NAME CHANGE

It is proposed to change the name of "New Africa Capital Limited" to that of "Metropolitan Holdings Limited". It has been established that it would be more appropriate from a marketing point of view to consolidate all NAC's current operations under the Metropolitan brand.

2. THE ODD-LOT OFFER

2.1 Amendment of articles of association

In order to permit NAC to implement this odd-lot offer and/or odd-lot offers in the future should the Board (subject to approval by the shareholders) deem such further odd-lot offers to be appropriate, the articles of association must be amended.

2.2 Terms of the odd-lot offer

All shareholders who hold in aggregate less than 100 NAC shares at the close of business on Friday, 12 December 2003 ("the odd-lot holders"), may elect to:

2.2.1 sell their odd-lot holdings to NAC at the offer price plus a premium of 5%; or

2.2.2 subscribe for a sufficient number of additional NAC shares at the offer price in order to increase their odd-lot holdings to 100 NAC shares; or

2.2.3 retain their odd-lot holdings.

The odd-lot offer opens for acceptance at 09:00 on Tuesday, 4 November 2003 and will close at 12:00 on Friday, 12 December 2003.

2.3 Compulsory sale of odd-lot holdings

The odd-lot holdings of odd-lot holders who do not make an election as detailed in paragraph 2.2 above will automatically be acquired in terms of section 85 of the Companies Act by NAC at the offer price plus a premium of 5%.

2.4 Specific authority to repurchase odd-lot holdings

A specific authority is sought to repurchase NAC shares from odd-lot holders who elect to dispose of their odd-lots as well as the NAC shares from those shareholders referred to in paragraph 2.3 above at the offer price plus a premium of 5%.

2.5 Specific authority to issue shares to odd-lot holders

A specific authority is sought to issue NAC shares to odd-lot holders who elect to increase their odd-lot holdings to 100 NAC shares at the offer price.

2.6 Offer price

The offer price per share will be equivalent to the volume weighted average traded price of NAC shares on the JSE over the five trading days commencing on Tuesday, 18 November 2003 and ending on Monday, 24 November 2003.

3. **GENERAL AUTHORITY TO ISSUE SHARES FOR CASH**

A general authority is sought to enable the directors of NAC to issue shares for cash, which authority shall be valid until the next annual general meeting of NAC provided it does not extend beyond 15 months.

4. **SPECIFIC AUTHORITY TO REPURCHASE NAC SHARES CURRENTLY HELD BY NAIL**

A specific authority is sought to enable NAC to acquire all the NAC shares which are currently held by NAIL.

5. **GENERAL MEETING**

A general meeting has been convened to be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville at 11:00 on Wednesday, 26 November 2003, for the purpose of considering and, if deemed fit, passing the resolutions required to:

- change the name of "New Africa Capital Limited" to "Metropolitan Holdings Limited";
- amend the articles of association of NAC;
- enable NAC to make an odd–lot offer;
- obtain a specific authority for NAC to repurchase its own shares for the purposes of the odd-lot offer;
- obtain a specific authority to issue shares to odd-lot holders;
- obtain a general authority for the issue of shares for cash; and
- obtain a specific authority to repurchase the NAC shares currently held by NAIL.

6. **CONDITIONS PRECEDENT**

The change of name, amendment of articles, odd-lot offer, specific authority to repurchase odd-lots, specific authority to issue shares to odd-lot holders, the general authority to issue shares for cash and the specific authority to repurchase the NAC shares currently held by NAIL are subject to the requisite resolutions being approved at the general meeting (notice of which is given in this circular) and the special resolutions being registered by the Registrar of Companies.

IMPORTANT DATES AND TIMES

	2003
Election period for the odd-lot offer opens on	Tuesday, 4 November
Forms of proxy or response for the general meeting of the shareholders to be received by the transfer secretaries by 11:00 on	Monday, 24 November
Offer price finalised and announced on SENS on	Tuesday, 25 November
Offer price published in the South African and Namibian press on	Wednesday, 26 November
General meeting of shareholders to be held at 11:00 on	Wednesday, 26 November
Results of the general meeting and finalisation announcement published on SENS on	Thursday, 27 November
Results of the general meeting and finalisation announcement published in the press on	Friday, 28 November
Last day to trade in order to participate in/be eligible for the odd-lot offer on	Friday, 5 December
Last day to trade in NAC shares under old name on	Friday, 12 December
Election period for the odd-lot offer closes at 12:00 on (See note 3)	Friday, 12 December
Forms of election and surrender (together with relevant documents of title/cheque/banker's draft, as applicable) for the odd-lot offer to be received by the transfer secretaries by 12:00 on	Friday, 12 December
Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on	Friday, 12 December
Trading under the new name will commence on	Monday, 15 December
Results of the odd-lot offer announcement on SENS on	Monday, 15 December
Implementation of the odd-lot offer takes effect at the commencement of business on	Monday, 15 December
Accounts of dematerialised odd-lot holders updated and credited/debited at CSDP/broker in respect of the odd-lot offer and cheques posted against surrender of existing documents of title to certificated odd-lot holders who have elected to sell their odd-lots or whose odd-lots have been compulsorily acquired by NAC, from	Monday, 15 December
Results of the odd-lot offer published in the press on	Wednesday, 17 December
Record date (last day on which trades can be settled in the old name)	Monday, 22 December
New share certificates in respect of Metropolitan Holdings Limited shares posted to shareholders who hold certificated shares against surrender of existing document(s) of title (in respect of the odd-lot offer and the name change) on or about	Tuesday, 23 December
Dematerialised shareholders will have their safe custody accounts updated at the CSDP in respect of the name change on	Tuesday, 23 December

Notes:

1. Any NAC shares purchased on the JSE or NSX after Friday, 5 December 2003 will not be eligible to participate in the odd-lot offer.
2. Shareholders may not dematerialise or rematerialise their NAC shares after Friday, 5 December 2003.
3. Dematerialised odd-lot holders are required to notify their duly appointed CSDP of their election of the odd-lot offer in the manner and time stipulated in the agreement governing the relationship between the odd-lot holder and his CSDP.

4. The above dates and times are subject to change. Any changes will be published in the South African press and released on the Securities Exchange News Services (SENS).
5. Certificated shareholders who surrender their documents of title together with the form of election and surrender on or before 12:00 on Friday, 12 December 2003 in the case of odd-lot holders, and on or before 12:00 on Monday, 22 December 2003, in the case of shareholders who are not odd-lot holders, will be sent new share certificates in respect of their new Metropolitan Holdings Limited shares by registered post at their risk from Tuesday, 23 December 2003. If documents of title and the form of surrender are received after these dates, new Metropolitan Holdings Limited share certificates will be sent to such shareholders by registered mail at their risk within five business days of receipt of such documents of title by the transfer secretaries.
6. Certificated shareholders should be aware that they will not be able to trade their shares in Metropolitan Holdings Limited unless their share certificates have been dematerialised. This period could be 24 hours up to 10 days, depending on volumes processed. Share certificates in Metropolitan Holdings Limited may only be dematerialised from Tuesday, 23 December 2004.

DEFINITIONS

In this circular and the documents attached to it, unless otherwise stated or the context otherwise requires, reference to singular includes the plural and *vice versa*, words denoting one gender include the other, words denoting natural persons include legal persons and associations of persons and *vice versa* and the words in the first column shall have the meaning stated opposite them in the second column:

"articles of association"	the articles of association of NAC, as amended or supplemented from time to time;
"Board"	the board of directors of NAC, as constituted from time to time;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Cash Alternative"	the right of the odd-lot holders to sell odd-lot holdings to NAC at the offer price plus a premium of 5% (as described in paragraph 5.1.2.1 below);
"certificated shareholders"	shareholders who have not dematerialised their NAC shares;
"certificated shares"	shares which are evidenced by a certificate and which have not yet been surrendered for dematerialisation;
"circular"	this bound document, dated 4 November 2003, including the notice of general meeting, the form of proxy, the voting instruction form, the form of election and surrender and the form of surrender;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Computershare Custodial Services"	Computershare Custodial Services Limited (Registration number 2000/006082/06), a registered depository institution within the provisions of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended, and accredited as a CSDP under the provisions of section 91A of the Companies Act and the Regulations promulgated thereunder, being the custodian of the shares in the company registered in the name of Computershare Nominees;
"Computershare Nominees"	Computershare Nominees (Proprietary) Limited (Registration number 1999/008543/07), a wholly-owned subsidiary of Computershare Custodial Services;
"conditions precedent"	the conditions precedent referred to in paragraph 5.2 of this circular;
"convertible securities"	convertible securities as defined in the Listings Requirements;
"CSDP"	a Central Securities Depository Participant;
"custody agreement"	the custody mandate agreement between a dematerialised shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
"dematerialised shareholders"	shareholders who have dematerialised their NAC shares;

"dematerialised" or "dematerialisation"	the process by which certificated shares are converted into electronic form under the STRATE system with a CSDP or broker;
"directors"	the directors of NAC;
"document(s) of title"	share certificates or share statements or certified deeds or any other document(s) of title acceptable to NAC in respect of certificated shares;
"general meeting"	the general meeting of shareholders to be held at 11:00 on Wednesday, 26 November 2003 at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville;
"Issuer-Sponsored Nominee Programme"	the programme initiated by NAC and Computershare Custodial Services to establish and/or appoint Computershare Nominees to hold NAC shares on behalf of shareholders who have elected to participate in the programme, in accordance with the circular to shareholders dated 21 September 2001;
"JSE"	the JSE Securities Exchange, South Africa;
"last day to trade for odd-lot offer"	Friday, 5 December 2003;
"last day to trade in NAC shares under old name"	Friday, 12 December 2003;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"NAC" or "the Company"	New Africa Capital Limited (Registration number 2000/031756/06);
"NAC Group"	NAC and its subsidiaries and associate companies;
"NAC shares" or "shares"	ordinary shares having a par value of 0,0001 cent each in the authorised and issued share capital of NAC and specifically includes, without limitation, uncertificated shares;
"NAIL"	New Africa Investments Limited (Registration number 1993/002467/06);
"NAIL shareholding"	such number of NAC shares, which shall not exceed 36 356 142 NAC shares, held by NAIL on the last practicable date prior to the date of issue of this circular;
"NSX"	the Namibian Stock Exchange;
"odd-lot offer"	collectively, the Cash Alternative, the Share Purchase Alternative and the election to retain odd-lot holdings (as described in paragraph 5.1.2.3 of this circular);
"odd-lot holders"	shareholders holding odd-lot holdings on the record date for the odd-lot offer;
"odd-lots" or "odd-lot holdings"	total shareholdings of less than 100 NAC shares;
"offer price"	the price per NAC share equivalent to the volume weighted average trading price of NAC shares on the JSE over the five trading days commencing on Tuesday, 18 November 2003 and ending on Monday, 24 November 2003;
"record date for the odd-lot offer"	the close of business on Friday, 12 December 2003;
"record date for name change"	the close of business on Monday, 22 December 2003;

"related party"	a related party as defined in paragraph 10.1 of the Listings Requirements;
"resolutions"	the special resolutions and the ordinary resolutions contained in the notice of general meeting;
"SENS"	the Securities Exchange News Services of the JSE;
"Share Purchase Alternative"	the right of the odd-lot holders to purchase a sufficient number of additional NAC shares at the offer price, in order to increase their odd-lot holdings to 100 NAC shares (as described in paragraph 5.1.2.2 of this circular);
"shareholders"	registered holders of NAC shares;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (Registration number 1998/022242/06);
"transfer secretaries"	Computershare Limited (in South Africa) and Transfer Secretaries (Proprietary) Limited (in Namibia); and
"uncertificated shares"	NAC shares which are by virtue of section 91A of the Companies Act transferable without a written instrument and are not evidenced by a certificate.

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(JSE Share Code: NAC NSX Share Code: NWC ISIN: ZAE000033361)
("NAC" or "the Company")

Board of directors

Non-executive directors:
G T Serobe *(Chairman)*
N Z Buthelezi
I Charnley
W P Esterhuyse
P C Lamprecht
S A Muller
J E Newbury
F A Sonn
M L Smith
J C van Reenen
S D M Zungu

Executive directors:
P R Doyle
A M Sithole
P E Speckmann

Group Chief Executive:
P R Doyle

Group Secretary
B Gobodo-Mbomvu

CIRCULAR TO SHAREHOLDERS

1. INTRODUCTION

1.1 Name change

NAC was listed on the JSE and the NSX on 21 September 2001, following the restructuring of Metropolitan Life Limited ("Metropolitan"). The purpose of restructuring Metropolitan was, *inter alia*, to create a financial services holding company to house the diverse financial services interests held by Metropolitan at that time.

Extensive market research has revealed that the Metropolitan brand still remains one of the leading brands in financial services in South Africa. It has become apparent to the Board and management of NAC that the NAC Group can build a better profile and make better use of the substantial brand equity of the Metropolitan brand if NAC were to be renamed "Metropolitan Holdings Limited".

1.2 Odd-lot offer

1.2.1 A breakdown of the composition of NAC shareholders at 10 September 2003 reveals that:

1.2.1.1 21 706 holders of listed NAC shares owned less than 100 NAC shares;

1.2.1.2 the total holdings of the 21 706 shareholders holding less than 100 NAC shares constitute less than 0,05% of the total issued share capital of NAC;

1.2.1.3 17 008 holders of NAC shares owned between 1 and 15 NAC shares out of a total of 26 907 holders of NAC shares; and

1.2.1.4 the total holdings of the 17 008 shareholders holding less than 15 NAC shares constitute less than 0,03% of the total issued share capital of NAC.

1.2.2 The minimum cost of executing a trade on the JSE of an odd-lot holding of less than 100 shares amounts to approximately R126,00, made up, *inter alia*, of broker commission and CSDP fees.

1.2.3 At the last practicable date prior to publication of this circular, being Monday, 27 October 2003, the market price per NAC share amounted to R6,77 and accordingly the value of 15 NAC shares and 100 NAC shares amounted to R101,55 and R670,23, respectively.

1.2.4 It is clear that for a person holding 15 NAC shares and less, the cost of selling such NAC shares exceeds their value. In addition, for persons holding more than 15 but less than 100 NAC shares, the cost of selling such NAC shares is substantial in relation to the value of their holdings.

1.2.5 Furthermore, the cost to NAC of administering its shareholder register amounts to approximately R160,00 per shareholder per annum. The annual total administration cost to NAC of shareholders holding less than 100 NAC shares amounts to approximately R3.5 million.

1.2.6 A large number of odd-lot holders acquired their odd-lot holdings as a consequence of the unbundling to NAIL shareholders of the NAC shares held by NAIL. Therefore, these shareholders may not necessarily wish to own NAC shares.

1.2.7 The Board is of the view that shareholders holding less than 100 NAC shares should be afforded the opportunity of holding a more meaningful stake in NAC, alternatively should be offered a cost efficient method of disposing their NAC shares without the negative consequences detailed in paragraph 1.2.4 above.

1.2.8 The implementation of the odd-lot offer will also significantly reduce the ongoing administrative costs to NAC connected with a large number of odd-lot holders.

1.2.9 The Board has accordingly proposed (subject to the fulfilment of the conditions precedent) an odd-lot offer on the terms and conditions detailed in paragraph 5 below in order to allow odd-lot holders:

1.2.9.1 to acquire a more meaningful stake in NAC; or

1.2.9.2 to dispose of their odd-lots in a cost effective manner; and thereby

1.2.9.3 reducing the number of odd-lot holders in an equitable manner.

1.3 General authority to issue shares for cash

1.3.1 NAC currently holds 5,5% of its own shares as "treasury shares". These "treasury shares" are NAC shares that have been purchased by a subsidiary of NAC and have accordingly not been delisted, cancelled and restored to the authorised share capital of NAC.

1.3.2 It is NAC's intention to dispose of these "treasury shares" as well as to issue further shares or convertible securities for cash at an appropriate time in the future to strategic shareholders to be identified in due course in pursuance of NAC's commitment to further black economic empowerment.

1.3.3 In terms of paragraph 5.75 of the Listings Requirements, the use of "treasury shares" for the purpose stated in paragraph 1.3.2 above is regarded as a fresh issue of securities and authority must be obtained from shareholders to issue these shares.

1.3.4 Authority is therefore sought for the disposal of the "treasury shares" as well as an actual issue of ordinary shares or convertible securities for cash which together will not exceed 10% of the issued share capital of NAC.

1.4 Specific authority to acquire NAC shares currently held by NAIL

The shares and/or assets of NAIL are currently in the process of being acquired by prospective purchasers. It is understood by the Board that the NAC shares currently held by NAIL ("the NAIL

shareholding") do not constitute a core asset of the NAIL business and that the successful purchasers of NAIL's shares and/or assets will in all likelihood wish to dispose of the NAIL shareholding. The specific authority to acquire the NAIL shareholding is therefore sought, subject to:

1.4.1 all of the provisions of the Companies Act and the Listings Requirements being fulfilled; and

1.4.2 a special resolution being passed granting the specific authority, details of which appear in the notice of general meeting which forms part of this circular.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to furnish information to shareholders regarding the change of name, the amendment of the articles of association, the odd-lot offer, the specific authority to repurchase odd-lots, the specific authority to issue shares to odd-lot holders, a general authority for the issue of shares for cash, the specific authority to acquire NAC shares from NAIL and the resolutions to be proposed at the general meeting.

3. LAST DAY TO TRADE AND RECORD DATE FOR THE ODD-LOT OFFER AND NAME CHANGE

3.1 The last day to trade NAC shares on the JSE and NSX in order to participate in or be eligible for the odd-lot offer is Friday, 5 December 2003.

Odd-lot holders are entitled to participate in the odd-lot offer and to make the elections set out in paragraph 5.1.2 below.

Odd-lot holdings arising after the close of business on Friday, 12 December 2003, will not be entitled to participate in the odd-lot offer.

3.2 The last day to trade NAC shares on the JSE and NSX under the old name is Friday, 12 December 2003.

NAC documents of title shall thereafter not be valid for the purposes of trade and shall be replaced by Metropolitan Holdings Limited share certificates.

4. NAME CHANGE

4.1 Information concerning Metropolitan Holdings Limited

4.1.1 The JSE and NSX have granted approval to NAC to change its name from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from Monday, 15 December 2003, (and this name has been reserved with the Registrar of Companies in South Africa), subject to the passing of special resolution no. 1 and the registration thereof by the Registrar of Companies.

4.1.2 From Monday, 15 December 2003, the further details relating to "Metropolitan Holdings Limited" will be as follows:

4.1.2.1	abbreviated name	MET LTD;
4.1.2.2	JSE share code	MET; and
4.1.2.3	NSX share code	MTD.

4.2 Surrender procedure

4.2.1 Certificated shareholders will be required to surrender their NAC documents of title together with the attached form of surrender (yellow) in order to obtain share certificates reflecting the new name.

4.2.2 Certificated shareholders who are also odd-lot holders will be required to surrender their NAC documents of title together with the attached form of election and surrender (blue).

4.2.3 All documents of title together with the forms of election and surrender received by the transfer secretaries from certificated shareholders who are also odd-lot holders by 12:00 on Friday, 12 December 2003 will be processed and new certificates will be dispatched, by registered post, from Tuesday, 23 December 2003 at the risk of the shareholders concerned.

However, cheques in respect of certificated odd-lot holders accepting the Cash Alternative or failing to exercise an election will be posted from Monday, 15 December 2003 against surrender of their documents of title.

4.2.4 All documents of title together with the forms of surrender received by the transfer secretaries from certificated shareholders who are not odd-lot holders by 12:00 on Monday, 22 December 2003 will be processed and new certificates posted by registered post from Tuesday, 23 December 2003 at the risk of the shareholder concerned. If documents of title and the form of surrender are received thereafter, new certificates will be posted at the shareholder's risk, within five business days of receipt.

4.2.5 Documents of title received will be held in trust by the transfer secretaries pending the passing of special resolution number 1 and registration thereof by the Registrar of Companies. In the event that the required resolution is not passed and registered, the transfer secretaries will, within five business days, return the documents of title to the shareholders concerned, by registered post, at the risk of such shareholders.

4.2.6 If any documents of title have been lost or destroyed and the shareholder concerned produces evidence to this effect to the satisfaction of NAC, then NAC may dispense with the surrender of such existing documents of title against provision of an acceptable indemnity.

4.2.7 Shareholders may not dematerialise or rematerialise their NAC shares from the commencement of business after Friday, 5 December 2003. Shareholders who hold certificated shares must take note that they will be unable to trade their NAC shares on the JSE and NSX until their shares have been dematerialised.

5. ODD-LOT OFFER

5.1 Mechanism

5.1.1 Subject to the fulfilment of the conditions precedent relating to the odd-lot offer, all odd-lot holders will be afforded the opportunity to participate in the odd-lot offer.

5.1.2 The odd-lot offer will open on Tuesday, 4 November 2003 and will be implemented on the basis that odd-lot holders may, up to 12:00 on Friday, 12 December 2003, elect to either:

5.1.2.1 sell their odd-lot holdings to NAC at the offer price plus a 5% premium per NAC share; or

5.1.2.2 purchase a sufficient number of additional NAC shares at the offer price in order to increase their respective holdings to 100 NAC shares; or

5.1.2.3 retain their odd-lot holdings.

5.1.3 The shares of those odd-lot holders who do not make an election or who do not instruct their CSDP or broker as to their election, will be acquired by NAC at the offer price plus a premium of 5%. In terms of the articles of association, all amounts not claimed by shareholders whose shares have been acquired shall be held in trust by NAC for a period of three years until lawfully claimed. If such shareholders do not claim payment from NAC within a period of three years from 15 December 2003, they shall forfeit such payment for the benefit of NAC if the directors of NAC so resolve. Any bank charges and interest on unclaimed amounts held in trust will be for the account of NAC.

5.1.4 The aggregate of NAC shares which becomes available as a result of the:

- odd-lot holders electing to accept the Cash Alternative; or
- odd-lot holders being deemed to have accepted the Cash Alternative because they did not elect to purchase additional NAC shares or to retain their odd-lot holdings,

will be used as far as is practicable or possible, to satisfy the demand for NAC shares which are to be issued to those odd-lot holders who elect to acquire additional NAC shares in terms of the Share Purchase Alternative.

5.1.5 New NAC shares shall be issued where the number of NAC shares repurchased in terms of paragraph 5.1.2 above is insufficient to meet the aggregate requirement of those odd-lot holders who elect to increase their holding to 100 NAC shares.

5.1.6 Odd-lot holdings arising after the close of business on Friday, 12 December 2003 will not be entitled to participate in the odd-lot offer and the odd-lot holders concerned shall retain ownership of such odd-lot holdings.

5.2 **Conditions precedent**

The implementation of the odd-lot offer is subject to the fulfilment of the conditions precedent that the special and ordinary resolutions relating to the odd-lot offer contained in the notice of general meeting attached to this circular are duly passed, with or without modification, and that the special resolutions are registered by the Registrar of Companies.

5.3 **Dematerialisation of shares and dealings in shares**

5.3.1 Shareholders on the South African register who have not yet dematerialised their shares are referred to the circular to shareholders dated 21 September 2001 providing information on STRATE and the implementation of the Issuer-Sponsored Nominee Programme. Shareholders may request additional copies from Computershare Limited on telephone number 086 110 0930.

5.3.2 Shareholders may not dematerialise or rematerialise their NAC shares from the commencement of business Friday, 5 December 2003. Holders of certificated shares must take note that they will be unable to trade their NAC shares on the JSE or NSX until their shares have been dematerialised.

5.3.3 NAC shares traded on the JSE or NSX between the day following the last day to trade and the record date for the odd-lot offer will be excluded from participating in the odd-lot offer.

5.4 **Election procedure**

5.4.1 All shareholders who hold in aggregate less than 100 NAC shares at the close of business on Friday, 12 December 2003 may elect to:

5.4.1.1 purchase or subscribe for sufficient additional shares to increase their odd-lot holdings to holdings of 100 NAC shares; or

5.4.1.2 sell their odd-lot holdings; or

5.4.1.3 retain their odd-lot holdings.

5.4.2 The election by an odd-lot holder is irrevocable and may not be withdrawn once exercised.

5.4.3 All odd-lot holders who have not dematerialised their shares should complete the enclosed form of election and surrender (blue) in accordance with the instructions contained therein and return it to the transfer secretaries, to be received by 12:00 on Friday, 12 December 2003. The form of election and surrender must be accompanied by the relevant documents of title in respect of the odd-lot holder's entire shareholding.

5.4.4 Odd-lot holders who have dematerialised their shares should instruct their CSDP or broker as to what action they wish to take by the election date. This should be done in terms of the custody agreement entered into between them and the CSDP or broker. Shareholders who have dematerialised their shares must not return the form of election and surrender to the transfer secretaries.

5.4.5 If a certificated odd-lot holder has elected the Share Purchase Alternative, the notification of the election must be accompanied by a cheque or banker's draft in South African currency, in accordance with the procedures set out in paragraphs 5.4.6.1 and 5.4.6.2 below, for the amount required to purchase the additional shares at the offer price. Transaction costs (including stamp duties) will be for the account of NAC.

5.4.6 If a certificated odd-lot holder has elected the Share Purchase Alternative, payment should be made as follows:

5.4.6.1 **South Africa**

A cheque (crossed and marked "not transferable" and with the words "or bearer" deleted) or a banker's draft drawn (on a registered commercial bank) in favour of **"NAC odd-lot offer"** for the amount due (payable in the currency of South Africa) must either be:

lodged (by hand only) with:

Computershare Limited
70 Marshall Street
Johannesburg, 2001

or posted to:

Computershare Limited
PO Box 61051
Marshalltown
2107

to reach the South African transfer secretaries by 12:00 on Friday, 12 December 2003.

5.4.6.2 **Namibia**

A banker's draft (marked "not negotiable") drawn (on a registered commercial bank) in favour of **"NAC odd-lot offer"** for the amount due (payable in the currency of South Africa) must either be:

lodged (by hand only) with:

Transfer Secretaries (Proprietary) Limited
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia

or posted to:

Transfer Secretaries (Proprietary) Limited
PO Box 2401
Windhoek
Namibia

to reach the Namibian transfer secretaries by 12:00 on Friday, 12 December 2003.

5.4.7 Nominee companies will be treated as a single shareholder but should a nominee company elect to purchase additional shares or to dispose of odd-lot holdings on behalf of principals whose shareholdings constitute odd-lot holdings, it may do so by applying before 12:00 on Friday, 12 December 2003, in writing to the South African or Namibian transfer secretaries (as the case may be), giving details of the number of shares involved. The application should, where applicable, be accompanied by a cheque or banker's draft in South African currency in accordance with the procedures set out in paragraphs 5.4.6.1 and 5.4.6.2 above in the amount required to purchase additional NAC shares at the offer price.

5.5 **Surrender procedure**

5.5.1 Shareholders who have dematerialised their NAC shares do not hold share certificates and consequently there is no surrender procedure applicable to them.

5.5.2 Any movement as a result of the implementation of the odd-lot offer in the number of NAC shares held by odd-lot holders who have dematerialised their NAC shares will automatically be recorded in the relevant odd-lot holder's account with the CSDP or broker selected by that odd-lot holder.

5.5.3 All documents of title received by the transfer secretaries by 12:00 on Friday, 12 December 2003 will be processed and new certificates will be dispatched, by registered post, on or about Tuesday, 23 December 2003 at the risk of the odd-lot holders concerned. All documents of title received thereafter will be processed and new certificates will be dispatched within five business days of receipt of the existing documents of title.

5.5.4 Documents of title received and any monies payable will be held in trust by the transfer secretaries pending the passing of the necessary special and ordinary resolutions at the general meeting and the registration of such special resolutions by the Registrar of Companies. In the event that the required resolutions are not so passed and registered, the transfer secretaries will, within five business days, return the documents of title and, if applicable, monies paid, to the odd-lot holders concerned, by registered post, at the risk of such odd-lot holders. No interest will be paid on any cash so held in trust. The results of the general meeting will be announced in the South African and Namibian press and on SENS on or about Wednesday, 17 December 2003.

5.5.5 If any documents of title have been lost or destroyed and the odd-lot holder concerned produces evidence to this effect to the satisfaction of NAC, then NAC may dispense with the surrender of such existing documents of title against provision of an acceptable indemnity.

5.5.6 No interest will be paid on cheques deposited or amounts held in trust, pending the surrender of documents of title of those odd-lot holders who have not dematerialised their shares.

5.6 **Specific authority to repurchase shares for the purpose of the odd-lot offer**

5.6.1 To the extent that the aggregate of the NAC shares sold or deemed to have been sold under the Cash Alternative exceeds the total number of the shares required by those odd-lot holders electing the Share Purchase Alternative, such NAC shares will be repurchased by NAC at the offer price plus a premium of 5%. In terms of the Companies Act and the Listings Requirements, NAC requires a special resolution to be passed by its shareholders authorising the repurchase to be effected in terms of the Cash Alternative. This resolution is contained in the notice of general meeting which forms part of this circular.

5.6.2 NAC intends to make use of available cash resources to fund the specific repurchase (if any).

5.7 **Statement by directors**

The directors have considered the effect of this specific repurchase undertaken pursuant to the odd-lot offer and are of the opinion that:

5.7.1 NAC will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this circular;

5.7.2 the consolidated assets of NAC fairly valued will be in excess of the consolidated liabilities of NAC for a period of 12 months after the date of this circular. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements for NAC;

5.7.3 the ordinary capital and reserves of NAC will be adequate for NAC's requirements for a period of at least 12 months after the date of this circular; and

5.7.4 the working capital available to NAC will be sufficient for NAC's requirements for a period of at least 12 months after the date of this circular.

5.8 **Specific authority to issue shares for odd-lot offer**

5.8.1 To the extent that the aggregate of the NAC shares sold or deemed to have been sold under the Cash Alternative is insufficient to meet the total number of the shares required by those odd-lot holders electing the Share Purchase Alternative, NAC will issue new shares to the odd-lot holders in question at the offer price. In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders (excluding any shareholders and their associates participating in the specific issue for cash) present or represented by proxy at the general meeting is required for this ordinary resolution to be passed. This resolution is contained in the notice of general meeting which forms part of this circular.

5.8.2 The JSE and NSX have agreed to grant a listing of the additional NAC shares that may be issued.

6. GENERAL AUTHORITY FOR THE ISSUE OF SHARES FOR CASH

The directors of NAC shall only be permitted to issue shares or convertible securities for cash in accordance with the Listings Requirements, the salient details of which are as follows:

6.1 the authority to issue shares or convertible securities for cash shall only be valid until the next annual general meeting or 15 months, whichever is the sooner;

6.2 the shares, which will be shares of the same class of shares in NAC which are already in issue, may only be issued to public shareholders (as defined in the Listings Requirements) and not related parties;

6.3 the shares issued may not exceed (in this case) 10% of the total issued share capital of NAC; and

6.4 the shares may not be issued at a discount exceeding 10% of the weighted average traded price of NAC shares measured over the 30 days prior to the date that the price of the issue is determined or agreed.

The general authority contained in this paragraph 6 is conditional upon approval by a 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting required to approve the ordinary resolution giving the directors the authority set out in this paragraph 6.

7. SPECIFIC AUTHORITY TO REPURCHASE NAC SHARES CURRENTLY HELD BY NAIL

7.1 At the last practicable date prior to the publication of this circular, being Monday, 27 October 2003, the final purchasers of NAIL's shares and/or its assets (including its holding of NAC shares) have not yet been determined. Despite the uncertainty surrounding the transfer of ownership of NAIL and/or its assets, NAC has received approval from the JSE to seek a specific authority to acquire the NAIL shareholding from the new owners of NAIL's shares and/or assets once the identity of the purchasers have been finally determined, provided that the acquisition of the NAIL shareholding fulfils the following conditions:

7.1.1 the NAIL shareholding purchased shall not exceed 36 356 142 NAC shares (which represents 5% of the total issued share capital of NAC);

7.1.2 the price for the NAIL shareholding shall not exceed 10% of the weighted average of the market value per NAC share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

7.1.3 subject to paragraph 7.1.2 above, the maximum price per NAC share for the acquisition of the NAIL shareholding shall not exceed the most recently published embedded value per NAC share calculation (which, at the date of publication of the interim results of NAC on 30 June 2003, amounted to R9,11 per NAC share);

7.1.4 the specific authority shall be valid until the next annual general meeting of NAC, whereafter it shall lapse;

7.1.5 NAC shall not be permitted to acquire the NAIL shareholding from whomever is the holder thereof, if such holder is a related party to NAC;

7.1.6 should the holder of the NAIL shareholding have been a shareholder of NAC at the time of the general meeting, it will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

7.1.7 NAC publishes an announcement once the specific repurchase has been concluded.

7.2 The directors have considered the effect of the specific repurchase and are of the opinion that if such repurchase is executed in accordance with the terms and conditions detailed in paragraph 7.1 above:

7.2.1 NAC will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of the repurchase;

7.2.2 the consolidated assets of NAC, fairly valued, will be in excess of the liabilities of NAC for a period of 12 months after the date of the repurchase. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements for NAC;

7.2.3 the ordinary capital and reserves of NAC will be adequate for NAC's requirements for a period of at least 12 months after the repurchase; and

7.2.4 the working capital available to NAC will be sufficient for NAC's requirements for a period of at least 12 months after the repurchase.

7.3 This specific repurchase will be funded from NAC's internal cash resources.

8. EFFECTS ON SHARE CAPITAL

8.1 The potential specific repurchase of shares by NAC for the purposes of the odd-lot offer referred to in paragraph 5.6 above and any issue of NAC shares for cash, as a result of the Share Purchase Alternative under the odd-lot offer, will have no significant effect on NAC's ordinary share capital.

8.2 The potential specific repurchase of the NAIL shareholding by NAC referred to in paragraph 7 above will have the effect of reducing NAC's ordinary share capital by 5%.

9. FINANCIAL EFFECTS

9.1 Financial effects of the specific repurchases under paragraphs 5.6 and 7

The specific repurchases under paragraphs 5.6 and 7 above will not have any significant effect on the embedded value, adjusted net asset value, headline earnings, core headline earnings and earnings per share of NAC.

9.2 Share price history

NAC's share price on the JSE is summarised in the annexure to this circular. On Monday, 27 October 2003, the last practicable date prior to the finalisation of this circular, the closing price per share on the JSE was 677 cents.

9.3 Material changes

There has been no material change in the financial or trading position of the NAC Group since the publication of its interim results for the six months ended 30 June 2003.

10. EXCHANGE CONTROL

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should immediately consult their professional advisers.

10.1 Emigrants from the common monetary area

Cash arising from the sale of odd-lot holdings is not freely transferable from South Africa and must be dealt with in terms of the Exchange Control Regulations of South Africa. As may be applicable, a cheque in respect of cash arising from the sale of odd-lot holdings or a new share certificate or share statement, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the NAC shareholder's blocked assets. The attached form of election and surrender (blue) makes provision for details of the authorised dealer concerned to be given. A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area.

All CSDPs and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

10.2 All other non-residents of the common monetary area

Cash arising from the sale of odd-lot holdings which is due to all non-resident, non-emigrant odd-lot holders on the South African register will be paid by cheque posted, or electronically transferred, to the authorised bank in South Africa nominated by the odd-lot shareholder, it being incumbent upon such shareholder to instruct the nominated authorised bank as to the disposal of the amount concerned. The attached form of election and surrender (blue) makes provision for details of the authorised bank concerned to be given.

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued by the South African transfer secretaries to a shareholder whose registered address is outside the common monetary area. The new share certificate will be forwarded to the shareholder concerned in accordance with paragraph 5.5.3 above. All CSDPs and brokers with whom NAC shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

10.3 Failure to provide information

If the information regarding authorised dealers and banks is not given in terms of paragraphs 10.1 or 10.2 above, the share certificates or share statements and any cash will be held in trust for the shareholders concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash so held in trust.

11. MAJOR SHAREHOLDERS

As at 30 September 2003, the interests of shareholders holding 5% or more of the issued ordinary share capital beneficially were as follows:

Name	Number of NAC shares	Percentage
PIC	86 153 425	11,6
Sanlam	79 019 825	10,7
Staff	73 779 150	9,9
Treasury shares	40 690 146	5,5

12. DIRECTORS

12.1 Information on directors

Name	Function	Business address
Mr N Z Buthelezi	Non-executive	Compass Group PO Box 3627 Rivonia, 2128
Mrs I Charnley	Non-executive	Johnnic Holdings PO Box 231 Johannesburg, 2000
Mr P R Doyle	Group Chief Executive	New Africa Capital PO Box 2212 Bellville, 7535
Prof W P Esterhuyse	Non-executive	26 Seruria Street Paradyskloof Stellenbosch, 7600
Mr P C Lamprecht	Non-executive	PO Box 3015 Knysna, 6570
Mr S A Muller	Non-executive	2 Swift Lane Steenberg Estate Tokai Road Tokai, 7945
Mr J E Newbury	Non-executive	PO Box 911 Northlands, 2116
Mrs G T Serobe	Non-executive Chairman	Wiphold Postnet Suite 169 Private Bag X2600 Houghton, 2014
Dr F A Sonn	Non-executive	Africa Group PO Box 2087 Bellville, 7535
Mr P E Speckmann	Executive	New Africa Capital PO Box 2212 Bellville, 7535
Mr A M Sithole	Executive	Metropolitan Life Postnet Suite 86 Private Bag X26 Sunninghill, 2157
Mr M L Smith	Non-executive	11 Magnolia Crescent Valmary Park Durbanville, 7550

Name	Function	Business address
Mr J C van Reenen	Non-executive	4 Dahlia Road Welgedacht, 7538
Mr S D M Zungu	Non-executive	Denel PO Box 8322 Centurion, 0042

12.2 **Directors' interests in securities**

On 30 June 2003, the directors of NAC had the following direct and indirect beneficial and non-beneficial interests in NAC's issued ordinary share capital:

Directors	Direct Beneficial ('000)	Direct Non-beneficial ('000)	Indirect Beneficial ('000)	Indirect Non-beneficial ('000)	Total number ('000)	% of total issued share capital
Non-executive						
Independent:						
Mr S A Muller		7			7	0,0009
Mr J E Newbury			1		1	0,00013
Mr M L Smith			105		105	0,014
Dr F A Sonn	3	52			55	0,007
Executive						
Mr P R Doyle	1 698			778	2 476	0,3
Mr A M Sithole	1 139				1 139	0,15
Mr P E Speckmann	674				674	0,09
	3 514	59	106	778	4 457	0,6

Note:

There have been no changes to directors' interests since 30 June 2003.

13. LITIGATION STATEMENT

There are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of NAC or its subsidiaries. The Board is not aware of any such proceedings that are pending or threatened.

14. OPINIONS AND RECOMMENDATIONS

The directors are of the opinion that the terms and conditions of the resolutions are fair and reasonable to shareholders and recommend that shareholders vote in favour of the resolutions which are to be tabled at the general meeting. The directors with interests in the issued ordinary share capital of NAC intend to vote in favour of such resolutions.

15. DIRECTORS' RESPONSIBILITY

The directors, whose names are given in paragraph 12.1 above, collectively and individually, accept full responsibility for the accuracy of the information given in this circular, certify that, to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts and that this circular contains all information required by law and the Listings Requirements.

16. **SHARE CAPITAL OF NAC**

The authorised and issued share capital of NAC at the last practicable date prior to the issue of this circular is as follows:

	R
Authorised	
1 000 000 000 ordinary shares of 0,0001 of a cent each	1 000
Issued	
741 520 221 ordinary shares of 0,0001 of a cent each	742
Share premium	2 500 076 469

17. **GENERAL MEETING**

Following hereafter, and forming part of this circular, is a notice of general meeting of shareholders convened to be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville on Wednesday, 26 November 2003, at 11:00, for the purpose of considering, and if deemed fit passing, with or without modification, the resolutions required to change the name of NAC, amend the articles of association of NAC, to provide for an odd-lot offer, a specific authority to repurchase shares and a general authority to issue shares for cash.

In terms of the Listings Requirements the special resolutions, necessary to give effect to the specific repurchase of shares, and the ordinary resolution for the general authority to issue shares for cash will be required to be passed by at least 75% of the shareholders, present in person or by proxy and voting at the general meeting.

Shareholders who have not dematerialised their NAC shares and those shareholders who have dematerialised shares in their own name and who are unable to attend the general meeting, but wish to be represented thereat, are requested to complete and return the attached form of proxy (white) to the transfer secretaries by no later than 11:00 on Monday, 24 November 2003, in accordance with the instructions contained therein.

If shareholders have dematerialised their NAC shares with a CSDP or broker (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker), they must arrange with the CSDP or broker to provide them with the necessary authorisation to attend the general meeting or they must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the custody agreement entered into between the shareholder and the CSDP or broker.

18. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 4 November 2003, up to and including 26 November 2003, during normal business hours on weekdays (excluding official South African public holidays) at the registered office of NAC, being Parc du Cap 7, Mispel Road, Bellville and at the offices of the transfer secretaries in Namibia, being Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek:

18.1 NAC's memorandum and articles of association;

18.2 the audited financial statements of NAC for the three financial years ended 31 December 2000, 2001 and 2002; and

18.3 a signed copy of this circular.

By order of the Board

Mrs B Gobodo-Mbomvu
Company Secretary

Bellville
4 November 2003

SHARE PRICE HISTORY

The high, low and closing prices of the ordinary shares on the JSE and the volumes traded were as follows:

Date	High	Low	Close	Volume
Quarterly				
September 2000	990	777	847	47 238 617
December 2000	1 020	750	980	52 136 634
March 2001	1 060	765	850	44 573 871
June 2001	980	780	956	70 351 038
September 2001	1 060	700	840	74 219 126
December 2001	945	650	800	112 270 263
March 2002	902	520	595	97 059 893
June 2002	820	540	630	103 308 534
September 2002	669	485	555	44 264 779
Monthly				
October 2002	580	505	580	12 796 418
November 2002	635	570	630	7 182 613
December 2002	660	600	610	14 581 533
January 2003	640	590	600	15 864 442
February 2003	610	530	590	12 086 646
March 2003	591	495	520	12 926 782
April 2003	560	470	525	9 915 252
May 2003	560	490	550	11 944 642
June 2003	640	550	595	7 811 536
July 2003	635	595	620	10 766 544
August 2003	630	575	610	39 327 531
September 2003	620	550	560	7 333 925
Daily				
12 September 2003	605	600	600	260 785
15 September 2003	600	595	595	257 827
16 September 2003	595	595	595	19 988
17 September 2003	600	565	579	185 659
18 September 2003	600	580	590	590 016
19 September 2003	585	575	575	498 200
22 September 2003	580	575	575	287 704
23 September 2003	574	561	574	87 582
25 September 2003	574	555	555	84 789
26 September 2003	565	555	565	256 801
29 September 2003	568	550	560	280 073
30 September 2003	574	555	560	139 074
1 October 2003	562	560	561	53 049
2 October 2003	575	564	570	102 095
3 October 2003	570	560	570	120 979
6 October 2003	580	580	580	467
7 October 2003	580	570	575	185 300
8 October 2003	580	575	580	1 154 371
9 October 2003	600	580	595	693 036
10 October 2003	600	590	590	971 521
13 October 2003	595	590	595	422 814
14 October 2003	592	590	592	228 428
15 October 2003	620	592	619	1 334 563

Date	High	Low	Close	Volume
16 October 2003	635	620	635	471 786
17 October 2003	665	640	650	589 901
20 October 2003	660	650	660	1 387 770
21 October 2003	677	653	655	794 782
22 October 2003	675	659	665	324 106
23 October 2003	680	665	675	1 106 283
24 October 2003	677	675	677	150 249
27 October 2003	680	676	677	668 152

Note: 27 October 2003 was the last practicable date prior to the finalisation of this circular.

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(JSE Share Code: NAC NSX Share Code: NWC ISIN: ZAE000033361)
("NAC" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of the Company will be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville at 11:00 on Wednesday, 26 November 2003, for the purposes of considering and, if deemed fit, passing with or without modification, the following special and ordinary resolutions:

Special resolution number 1

"Resolved as a special resolution that:

The name of the Company be changed from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from Monday, 15 December 2003.

Reason for and effect of special resolution number 1

The reason for special resolution number 1 is to change the name of the Company to "Metropolitan Holdings Limited" to enable the Company to benefit from the value of the Metropolitan brand. The effect of special resolution number 1 is to change the name of the Company to "Metropolitan Holdings Limited", accordingly."

Special resolution number 2

"Resolved as a special resolution that:

The articles of association of the Company be amended by the addition of a new Article 131, as follows:

"131. Odd-lot offers

The directors of the Company shall, with the approval of an ordinary resolution passed at a general meeting of the Company, be entitled to implement an odd-lot offer in respect of those members of the Company who hold that number of ordinary shares either as principal or on behalf of a person who owns the beneficial interest ("the odd-lot holders") which constitute an "odd-lot", as determined by the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") from time to time.

If, on implementation of an odd-lot offer, there are odd-lot holders who have failed to elect:

(a) to sell their odd-lots, or

(b) increase their holding to holdings of such number offered by the Company in terms of the odd-lot offer, or

(c) retain their odd-lots, then

the directors shall be entitled to sell the odd-lots of such odd-lot holders, who have failed to exercise an election and they shall be deemed to have agreed to sell their odd-lots on such basis as the directors may determine and the Company shall account to such members for the proceeds of the sale of such odd-lots attributable to them." "

Reason for and effect of special resolution number 2

The reason for special resolution number 2 is to provide the Company with a mechanism to reduce the number of shareholders holding odd-lots as defined by the Listings Requirements from time to time and acquire in an

equitable manner, the ordinary shares of odd-lot holders who have failed to exercise an election proposed to them in an odd-lot offer. The effect of the special resolution is to amend the articles of association of the Company, accordingly.

Special resolution number 3

"Resolved as a special resolution that:

Subject to the passing of special resolution number 2, the Company be and is hereby authorised as a specific approval, in terms of section 85 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), and in terms of the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, to repurchase at the offer price plus a premium of 5% the ordinary shares of those odd-lot holders who elect pursuant to the odd-lot offer (the details of which are contained in the circular to shareholders dated 4 November 2003) to sell their odd-lot holdings to the Company or who do not make an election to the extent that such ordinary shares are not transferred to odd-lot holders who have elected to purchase shares under the odd-lot offer. The ordinary shares repurchased in terms of this specific approval will be cancelled, delisted and restored to the status of authorised ordinary shares."

Reason for and effect of special resolution number 3

The reason for and effect of special resolution number 3 is to authorise the Company to make the repurchases of the Company's ordinary shares in terms of the odd-lot offer contained in the circular to shareholders dated 4 November 2003.

Special resolution number 4

"Resolved as a special resolution that:

The Company be and is hereby authorised as a specific approval in terms of section 85 of the Companies Act, to repurchase 36 356 142 ordinary shares currently held by New Africa Investments Limited ("NAIL") in the issued share capital of the Company, or such lesser number of ordinary shares held by NAIL or its successors-in-title at the time that such acquisition is agreed ("the NAIL shareholding"), but always subject to the Companies Act and the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, which specific authority shall endure until the next annual general meeting of the Company, subject to the following limitations:

(a) the NAIL shareholding purchased shall not exceed 36 356 142 NAC shares;

(b) the price per NAC share of the NAIL shareholding shall not exceed 10% of the weighted average of the market value per NAC share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

(c) subject to (b), the maximum price per NAC share for the acquisition of the NAIL shareholding shall not exceed the most recently published embedded value per NAC share calculation (which at the date of publication of the interim results of NAC on 30 June 2003 amounted to R9,11 per NAC share);

(d) the NAIL shareholding may be acquired from NAIL or from whomever is the holder of such NAIL shareholding, provided that such holder is not a related party to the Company;

(e) the holder of the NAIL shareholding of the Company at the time of the general meeting will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

(f) the Company publishes an announcement once the specific repurchase has been concluded."

Reason for and effect of special resolution number 4

The reason for and effect of special resolution number 4 is to authorise the Company, by way of a specific approval, to acquire 36 356 142 or less of its own ordinary shares held by NAIL or its successors-in-title, subject to certain statutory provisions, the Listings Requirements and the limitations detailed in the said resolution.

Ordinary resolution number 1

"Resolved as an ordinary resolution that:

Subject to the passing and registration of special resolution number 2, the directors be and are hereby authorised and empowered, to make and implement an odd-lot offer to shareholders holding less than 100 ordinary shares in the Company at the close of business on Friday, 12 December 2003 according to the terms and conditions of the odd-lot offer contained in the circular dated 4 November 2003 which has been approved by the JSE and NSX and is tabled at the general meeting."

Ordinary resolution number 2

"Resolved as an ordinary resolution that:

the directors be and are hereby authorised to allot and issue as a specific authority, in terms of section 221 of the Companies Act and the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed at the offer price, such number of ordinary shares of R0,0001 each in the capital of the Company as may be necessary to satisfy the ordinary shares required by those odd-lot holders who, pursuant to the odd-lot offer contained in the circular to shareholders dated 4 November 2003, elect to increase their holdings to 100 ordinary shares."

In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders (excluding any shareholders and their associates participating in the specific issue for cash) present or represented by proxy at the general meeting is required for this ordinary resolution to be passed.

Ordinary resolution number 3

Resolved as an ordinary resolution that:

Pursuant to the articles of association of the Company, the directors of the Company be and are hereby authorised, until the next annual general meeting of the Company or 15 months, whichever is sooner (whereupon this authority shall lapse, unless it is renewed at the aforementioned annual general meeting), to allot and issue ordinary shares or convertible securities for cash subject to the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed and the Companies Act on the following basis:

(a) the allotment and issue of ordinary shares or convertible securities for cash shall be of a class already in issue;

(b) the allotment and issue of ordinary shares or convertible securities for cash shall be made only to persons qualifying as public shareholders as defined in paragraphs 4.2.5 to 4.2.7 of the Listings Requirements of the JSE and not to related parties;

(c) the number of ordinary shares or convertible securities issued for cash shall not in the aggregate in any one financial year of the Company exceed 10% of the Company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares or convertible securities in issue at the date of the application, less any ordinary shares or convertible securities issued by the Company during the current financial year, provided that any ordinary shares or convertible securities to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were ordinary shares or convertible securities in issue at the date of application;

(d) the maximum discount at which ordinary shares or convertible securities may be issued for cash is 10% of the weighted average traded price on the JSE of those ordinary shares in the period of 30 days prior to the date that the price of the issue is determined by the directors of the Company; and

(e) after the Company has issued ordinary shares or convertible securities for cash which represent, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares or convertible securities in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the Company."

In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders (excluding any shareholders and their associates participating in the specific issue for cash) present or represented by proxy at the general meeting is required for this ordinary resolution to be effective.

Ordinary resolution number 4

"Resolved as an ordinary resolution that:

Any director or officer of the Company be and is hereby authorised to take all such steps and sign all such documents as are necessary to give effect to the resolutions passed at this general meeting."

By order of the Board

Mrs B Gobodo-Mbomvu
Company Secretary

Bellville
4 November 2003

PRINTED BY INCE (PTY) LTD

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(JSE Share Code: NAC NSX Share Code: NWC ISIN: ZAE000033361)
("NAC" or "the Company")

FORM OF PROXY

For completion only by ordinary shareholders holding share certificates and ordinary shareholders who have dematerialised their NAC shares and whose shareholding is recorded in their own name in the sub-register maintained by their central securities depository participant ("CSDP").

This form of proxy is not for use by shareholders who have dematerialised their NAC shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP).

I/We ____

being a shareholder of the Company, do hereby appoint: ______________________________

1. ____ or failing him/her,

2. ____ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville on Wednesday, 26 November 2003 at 11:00 and at any adjournment thereof and to vote or abstain from voting as follows on the special and ordinary resolutions to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast:	**For**	**Against**	**Abstain**
Special resolution number 1 – Change of name of the Company			
Special resolution number 2 – Amendment of the articles of association of the Company			
Special resolution number 3 – Specific repurchase of the Company's shares for the purpose of the odd-lot offer			
Special resolution number 4 – Specific authority to acquire the Company's shares held by NAIL			
Ordinary resolution number 1 – Odd-lot offer to ordinary shareholders			
Ordinary resolution number 2 – Directors authorised to issue shares for the purpose of the odd-lot offer			
Ordinary resolution number 3 – Directors authorised to issue shares for cash			
Ordinary resolution number 4 – Authority for a director to implement aforementioned resolutions			

A shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at ______________________ on ______________________ 2003

Name in BLOCK LETTERS ____

Signature ____

(Initials and surname of joint holders, if any)

Please refer to the notes on the reverse side hereof.

NOTES:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.

2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.

3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

4. A notarially certified copy of a power of attorney establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries.

5. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

6. When there are joint holders of shares, any one holder may sign this form of proxy.

7. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

8. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received, otherwise than in accordance with these notes, provided that the chairman is satisfied as to the manner in which the shareholder concerned wishes to vote.

9. Completed forms of proxy should be returned to the undermentioned address by no later than 11:00 (South African time) on Monday, 24 November 2003:

   Computershare Limited
   Ground Floor, 70 Marshall Street
   Johannesburg, 2001
   (PO Box 61051, Marshalltown, 2107), South Africa

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(JSE Share Code: NAC NSX Share Code: NWC ISIN: ZAE000033361)
("NAC" or "the Company")

FORM OF ELECTION AND SURRENDER

Only for completion by odd-lot holders who hold certificated shares

Expressions used in this form shall, unless the context requires otherwise, bear the same meanings as in the circular to shareholders of NAC issued on 4 November 2003

Instructions

1. Odd-lot holders who have dematerialised their shares must inform their CSDP or broker as to which election they wish to make in terms of the agreement entered into between them and their CSDP or broker. Such odd-lot holders must not return this form of election and surrender to the transfer secretaries.
2. If you hold 100 or more certificated shares then you should complete the attached form of surrender (yellow).
3. Part 1 must be completed by odd-lot holders who wish to sell their odd-lot holdings. This form of election and surrender must be sent together with all documents of title in accordance with paragraph 10 below.
4. Part 2 must be completed by odd-lot holders who wish to subscribe for additional shares to make up 100 ordinary shares. The existing documents of title relating to the odd-lot must also be surrendered so that new "Metropolitan Holdings Limited" share certificates for the odd-lot and the additional shares can be issued.
5. Part 3 must be completed by odd-lot holders who wish to retain their odd-lots. The existing documents of title relating to the odd-lot must also be surrendered so that a new "Metropolitan Holdings Limited" share certificate can be issued for the odd-lot.
6. Part 4 must be completed by all odd-lot holders who are emigrants from or non-residents of the common monetary area.
7. If this form of election and surrender is returned with the relevant documents of title before the odd-lot offer is implemented, it will be treated as a conditional surrender which is made subject to the odd-lot offer (details of which are set out in the circular to which this form is attached) being implemented. In the event of the odd-lot offer not being implemented for any reason whatsoever the transfer secretaries will, within five business days of the date upon which it becomes known that the odd-lot offer will not be implemented, return the documents of title to the odd-lot holders concerned, by registered post, at the risk of such odd-lot holders.
8. Additional forms of election and surrender may be obtained from the transfer secretaries of the Company at the applicable addresses set out below.
9. Odd-lot holders who have not dematerialised their shares will have new certificates posted to them, by registered post, at the risk of such odd-lot holders, on or about Tuesday, 23 December 2003 if their documents of title have been surrendered by 12:00 on Friday, 12 December 2003 or within five business days after surrender of their documents of title, whichever is the later.
10. Odd-lot holders who have not dematerialised their shares should complete the details below in accordance with the instructions herein contained and lodge this form of election and surrender together with all documents of title and form of election and surrender, with the transfer secretaries of the Company, at the applicable addresses set out below, so as to be received by no later than 12:00 on Friday 12 December 2003.

    In South Africa:
    Computershare Limited
    Ground Floor
    70 Marshall Street
    Johannesburg, 2001
    (PO Box 61051, Marshalltown, 2107)

    In Namibia:
    Transfer Secretaries (Proprietary) Limited
    Shop 8, Kaiserkrone Centre
    Post Street Mall
    Windhoek
    Namibia
    (PO Box 2401, Windhoek, Namibia)

11. Certificated odd-lot holders who do not complete and return this form of election and surrender by 12:00 on Friday, 12 December 2003 should note that their odd-lot holdings will be acquired by the Company at the offer price plus a premium of 5%.

Please complete the relevant part below:

PART 1

	I wish to sell	
Mark with "X" if selected		**Number of NAC ordinary shares**

I/We surrender and enclose the undermentioned documents of title:

Documents of title

Certificate number(s)	**Number of shares covered by each certificate**
Total	

Signature of odd-lot holder	**Stamp and address of agent lodging this form (if any)**
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2003	
Telephone number: (Home) ( )	
Telephone number: (Work) ( )	
Postal address	

PART 2

	I wish to subscribe for		x	R	=	R
Mark with "X" if selected		**Number of NAC ordinary shares to make up 100 ordinary shares**		**Offer price**		**Total sale price**

I/We enclose a cheque/banker's draft in South African currency in favour of **"NAC odd-lot offer"** (cash or postal orders are not acceptable) for the applicable amount set out above. I/We hereby instruct you to post the share certificate reflecting the increased number of shares purchased at my/our risk, by registered post, in respect of the NAC ordinary shares for which I/we subscribed, to the address given below. Where no address is specified, I/we confirm that the share certificate will be posted to my/our address as reflected in the share register of the Company.

I/We surrender and enclose the undermentioned documents of title:

Documents of title

Certificate number(s)	**Number of shares covered by each certificate**
Total	

Signature of odd-lot holder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2003	
Telephone number: (Home) ( )	
Telephone number: (Work) ( )	
Postal address	
Electronic transfer information	
Account name	
Name of bank	
Branch number	
Bank account number	
Type of account (cheque/savings)	

PART 3

☐ **I wish to retain my NAC ordinary shares**

Mark with "X" if selected

I /We surrender and enclose the undermentioned documents of title:

Documents of title

Certificate number(s)	Number of shares covered by each certificate
Total	

Signature of odd-lot holder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
Title	
Surname	
First names	
Date 2003	
Telephone number: (Home) ( )	
Telephone number: (Work) ( )	
Cellphone number	
Postal address	
Electronic transfer information	
Account name	
Name of bank	
Branch number	
Bank account number	
Type of account (cheque/savings)	

PART 4 – To be completed by all emigrants from and non-residents of the common monetary area

Name of authorised dealer/bank

Address

Account number

Notes:

1. This form is to be used by registered odd-lot holders who have not dematerialised their NAC ordinary shares and who are recorded in the register at the close of business on Friday, 12 December 2003.
2. Odd-lot holders who have elected the option in Part 1 or who have not made an election by 12:00 on Friday, 12 December 2003 will have the cheques or the electronic transfers, representing the proceeds of the sale of their odd-lot holdings, posted or effected, at the risk of such odd-lot holders, by ordinary post or electronic banking, from Monday, 15 December 2003 or within five business days after surrender of their documents of title, whichever is the later.
3. Odd-lot holders who have elected the option in Part 2 or 3 will have new share certificates posted to them, at the risk of such odd-lot holders, by registered post, from Tuesday, 23 December 2003.
4. Part 4 of this form of election and surrender must be completed by all odd-lot holders who are emigrants from or non-residents of the common monetary area.
5. Any alteration to this form must be signed in full and not initialled.
6. If this form is signed under a power of attorney, then such power of attorney, or a notarially certificated copy thereof, must be sent with this form for noting (unless it has already been noted by the transfer secretaries).
7. Where the member is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form must be submitted if so requested by the transfer secretaries.
8. Note 7 above does not apply in the event of this form bearing the stamp of a broking member of the JSE.
9. Where there are joint holders of any NAC ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form.

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(JSE Share Code: NAC NSX Share Code: NWC ISIN: ZAE000033361)
("NAC" or "the Company")

FORM OF SURRENDER

For completion by certificated shareholders who hold a 100 or more NAC shares.

Expressions used in this form of surrender shall, unless the context requires otherwise, bear the same meanings as in the circular to shareholders dated 4 November 2003.

Instructions:

1. This form of surrender must be completed by certificated shareholders who hold 100 or more NAC shares.

   If this form of surrender is returned with the relevant documents of title before the name change is implemented, it will be treated as a conditional surrender which is made subject to the name change (details of which are set out in the circular to which this form is attached) being implemented.

   In the event of the name change not being implemented for any reason whatsoever, the transfer secretaries will, within five business days of the date upon which it becomes known that the name change will not be implemented, return the documents of title to the shareholders concerned, by registered post, at the risk of such holders.

2. Additional forms of surrender may be obtained from the transfer secretaries at the applicable addresses set out below.

3. Shareholders should complete the details below in accordance with the instructions herein contained and lodge this form of surrender, together with all documents of title, with the transfer secretaries, at the relevant addresses set out below.

   In South Africa:
   Computershare Limited
   Ground Floor
   70 Marshall Street
   Johannesburg, 2001
   (PO Box 61051, Marshalltown, 2107)

   In Namibia:
   Transfer Secretaries (Proprietary) Limited
   Shop 8, Kaiserkrone Centre
   Post Street Mall
   Windhoek
   Namibia
   (PO Box 2401, Windhoek, Namibia)

I /We surrender and enclose, at my/our risk, the undermentioned documents of title:

Certificate number(s)	Number of ordinary shares covered by each certificate
Total	

Signature of shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
Title	
Surname	
First names	
Date 2003	
Telephone number: (Home) ( )	
Telephone number: (Work) ( )	
Cellphone number	
Postal address	

PART 2 – To be completed by all emigrants from and non-residents of the common monetary area

Name of authorised dealer/bank

Address

Account number

Notes:

1. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
2. Any alteration to this form of surrender must be signed in full and not initialled.
3. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form for noting (unless it has already been noted by the transfer secretaries).
4. Where the shareholder is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of election must be submitted if so requested by the transfer secretaries.
5. Note 4 above does not apply in the event of this form of surrender bearing the stamp of a broking member of the JSE.
6. Where there are joint holders of any NAC ordinary shares, only the shareholder whose name appears first in the register in respect of such ordinary shares need sign this form of surrender.

SA RAURAGEA BECK

SOUTH AFRICAN RESERVE BANK

EXCHANGE CONTROL DEPARTMENT

04 JAN 28 AM 7:21

AUTHORISED DEALER:

NEDBANK LIMITED

BRANCH:

BOE PAARL MSD

APPLICANT:

NEW AFRICA CAPITAL LIMITED
2000/031756/06

APPLICATION NO.:	DATE:	PAGE:
7562	2003-10-28	1 OF 1

REPLY:

I thank you for the information furnished and advise that there would, from a South African Exchange Control point of view, be no objection to the proposed arrangements outlined in your application.

The implications of Exchange Control Regulation 3(1)(f) must be brought to the attention of your clients, if applicable.

For purposes of our records, we require to be furnished with a copy of the final and signed Circular.

This authority should not be construed as an indication that we would favourably consider any matters which have not been disclosed to us in the circular submitted in support of your application which may be reflected in the final aforementioned Circular.

Finally, this application and our reply thereto may be made available to the JSE Securities Exchange South Africa.

ASSISTANT GENERAL MANAGER

2003-10-31

/bre

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: NAC
NSX Share Code: NWC
ISIN: ZAE000033361
("NAC" or "the Company")

ANNOUNCEMENT REGARDING:

- **THE CHANGE OF NAC'S NAME FROM "NEW AFRICA CAPITAL LIMITED" TO "METROPOLITAN HOLDINGS LIMITED";**
- **AN ODD-LOT OFFER;**
- **A GENERAL AUTHORITY FOR NAC TO ISSUE SHARES FOR CASH; AND**
- **A SPECIFIC AUTHORITY FOR NAC TO REPURCHASE ITS SHARES CURRENTLY HELD BY NEW AFRICA INVESTMENTS LIMITED ("NAIL") (collectively, "the proposed transactions").**

1. INTRODUCTION

Shareholders are advised that subject to the fulfilment of certain conditions precedent, NAC will implement the proposed transactions according to the timetable referred to in paragraph 10 below.

2. NAME CHANGE

The board of directors of NAC has determined that it would be more appropriate from a marketing point of view to consolidate all NAC's current operations under the Metropolitan brand.

Subject to the special resolution for the change of the Company's name being passed by the requisite majority of NAC shareholders:

2.1 shareholders who have dematerialised their NAC shares need not take any further action as the safe custody accounts that they hold with their Central Securities Depository Participant ("CSDP") or stockbroker will be updated with the new name; and

2.2 shareholders who have not dematerialised their NAC shares ("certificated shareholders") will be required to surrender their share certificates and/or other documents of title in respect of all their NAC shares by completing a form of surrender and posting it together with their share certificates and/or documents of title or delivering the form of surrender together with their share certificates and/or documents of title to their respective transfer secretaries at the following addresses:

Transfer secretaries in South Africa	**Transfer secretaries in Namibia**
Computershare Limited	Transfer Secretaries (Proprietary) Limited
70 Marshall Street	Shop 8 Kaiserkrone Centre
Johannesburg 2001	Post Street Mall
PO Box 61051, Marshalltown, 2107	Windhoek Namibia
	PO Box 2401, Windhoek

The effective date of the change of name of the Company on the JSE Securities Exchange South Africa ("JSE") and the Namibian Stock Exchange ("NSX") will be Monday, 15 December 2003. NAC share certificates (in the old name) may not be dematerialised or rematerialised after Friday, 5 December 2003, but must still be surrendered in exchange for new name certificates.

3. THE ODD-LOT OFFER

3.1 Introduction

The board of directors of NAC has proposed the implementation of an odd-lot offer in order to reduce the number of shareholders who hold less than 100 shares in NAC at the close of business on Friday, 12 December 2003 ("odd-lot holders").

3.2 Rationale

3.2.1 A breakdown of the composition of NAC shareholders as at 10 September 2003 reveals that:
- 21 706 holders of listed NAC shares held less than 100 NAC shares;
- the total holdings of the 21 706 shareholders holding less than 100 NAC shares constitute less than 0.05% of the total issued share capital of NAC;
- 17 008 holders of NAC shares held between 1 and 15 NAC shares out of a total of 26 907 holders of NAC shares; and
- the total holdings of the 17 008 shareholders holding less than 15 NAC shares constitute less than 0.03% of the total issued share capital of NAC.

3.2.2 The minimum cost of executing a trade on the JSE of an odd-lot of less than 100 shares amounts to approximately R126.00 made up, *inter alia*, of broker commission and CSDP fees.

3.2.3 For persons holding less than 100 NAC shares, the cost of selling such NAC shares is substantial in relation to the value of their holdings and may even exceed the value of their holdings.

3.2.4 The cost to NAC of administering its shareholder register amounts to approximately R160,00 per shareholder per annum. The annual total administration cost to NAC of shareholders holding less than 100 NAC shares amounts to approximately R3.5 million.

3.2.5 A large number of odd-lot holders acquired their odd-lot holdings as a consequence of the unbundling to NAIL shareholders of the NAC shares held by NAIL. Therefore, these shareholders may not necessarily wish to own NAC shares.

3.2.6 The board is of the view that odd-lot holders should be afforded the opportunity of holding a more meaningful stake in NAC, alternatively should be offered a cost-efficient method of disposing their NAC shares without the negative consequences detailed in paragraph 3.2.3 above.

3.2.7 The implementation of the odd-lot offer will also significantly reduce the ongoing administration costs to NAC connected with a large number of odd-lot holders.

3.3 Terms of the odd-lot offer

The odd-lot offer will open on Tuesday, 4 November 2003 and will be implemented on the basis that odd-lot holders may, up to 12:00 on Friday, 12 December 2003, elect to either:

3.3.1 sell their odd-lot holdings to NAC at the offer price plus a 5% premium per NAC share; or

3.3.2 purchase a sufficient number of additional NAC shares at the offer price in order to increase their respective holdings to 100 NAC shares; or

3.3.3 retain their odd-lot holdings.

3.4 Compulsory sale of odd-lot holdings

The shares of those odd-lot holders who do not make an election or who do not instruct their CSDP or broker as to their election, will be acquired in terms of section 85 of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Companies Act") by NAC at the offer price plus a premium of 5%.

3.5 Offer price

The offer price per NAC share will be equivalent to the volume weighted average traded price of NAC shares on the JSE over the five trading days commencing on Tuesday, 18 November 2003 and ending on Monday, 24 November 2003.

4. GENERAL AUTHORITY TO ISSUE SHARES FOR CASH

A general authority is sought to enable the directors of NAC to issue shares (up to a maximum of 10% of the current issued share capital) for cash, which authority shall be valid until the next annual general meeting of NAC provided it does not extend beyond 15 months. The general authority will comply with the provisions of the Companies Act and the Listings Requirements of the JSE.

This general authority is conditional upon approval by a 75% majority of votes cast by shareholders present or represented by proxy at the general meeting required to approve the ordinary resolution giving the directors the necessary authority.

5. SPECIFIC AUTHORITY TO REPURCHASE NAC SHARES CURRENTLY HELD BY NAIL

In terms of various announcements by NAIL to its shareholders, NAIL has received offers from various parties to acquire from the shareholders of NAIL all their shares in NAIL. At the last practicable date prior to the publication of this announcement, the implementation of an offer had not yet been finalised. NAIL's assets include a holding of NAC shares ("the NAIL shareholding") which is not considered to be a core asset and it is likely that it will be disposed of. In terms of the Listings Requirements of the JSE, NAC requires a specific authority to acquire the NAIL shareholding provided this acquisition fulfils the following conditions:

5.1 the NAIL shareholding purchased shall not exceed 36 356 142 NAC shares (which currently represents 5% of the total issued share capital of NAC);

5.2 the price for the NAIL shareholding shall not exceed 10% of the weighted average of the market value per NAC share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

5.3 subject to paragraph 5.2 above, the maximum price per NAC share for the acquisition of the NAIL shareholding shall not exceed the most recently published embedded value per NAC share calculation (which at the date of publication of the interim results of NAC on 30 June 2003, amounted to R9.11 per NAC share);

5.4 the specific authority shall be valid until the next annual general meeting of NAC, whereafter it shall lapse;

5.5 NAC shall not be permitted to acquire the NAIL shareholding from whomever is the holder thereof, if such holder is a related party to NAC;

5.6 the holder of the NAIL shareholding at the time of the general meeting will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

5.7 NAC publishes an announcement once the specific repurchase has been concluded.

6. FINANCIAL EFFECTS

The odd-lot offer and the potential specific repurchase of ordinary shares by NAC or the potential issue of new ordinary shares for cash under general authority by NAC will have no significant effect on the embedded value, adjusted net asset value, core headline earnings, headline earnings and earnings per NAC share.

7. CONDITIONS PRECEDENT

The proposed transactions are subject to the requisite special and ordinary resolutions being approved at the general meeting referred to in paragraph 8 below and the special resolutions being registered by the Registrar of Companies.

8. GENERAL MEETING

A general meeting has been convened to be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville at 11:00 on Wednesday, 26 November 2003, for the purpose of considering and, if deemed fit, passing the resolutions required to approve the proposed transactions.

9. CIRCULAR

A circular to NAC shareholders containing full details of the proposed transactions and incorporating a notice of general meeting, a form of proxy, a form of election and surrender and a form of surrender was posted to shareholders on 4 November 2003.

Shareholders are advised that the telephone number of Computershare Limited referred to in the circular is incorrect. The correct telephone number is 080 000 5036.

10. IMPORTANT DATES AND TIMES

	2003
Election period for the odd-lot offer opens on	Tuesday, 4 November
Forms of proxy or response for the general meeting of shareholders to be received by the transfer secretaries by 11:00 on	Monday, 24 November
Offer price finalised and announced on SENS on	Tuesday, 25 November
Offer price published in the South African and Namibian press on	Wednesday, 26 November
General meeting of shareholders to be held at 11:00 on	Wednesday 26 November
Results of the general meeting and finalisation of announcement published on SENS on	Thursday, 27 November
Results of the general meeting and finalisation announcement published in the press on	Friday, 28 November
Last day to trade in order to participate in/be eligible for the odd-lot offer on	Friday, 5 December
Last day to trade in NAC shares under old name on	Friday, 12 December
Election period for the odd-lot offer closes at 12:00 on (see note 3)	Friday, 12 December
Forms of election and surrender (together with relevant documents of title/cheque/banker's draft, as applicable) for the odd-lot offer to be received by the transfer secretaries by 12:00 on	Friday, 12 December
Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on	Friday, 12 December
Trading under new name will commence on	Monday, 15 December
Results of the odd-lot offer announced on SENS on	Monday, 15 December
Implementation of the odd-lot offer takes effect at the commencement of business on	Monday, 15 December
Accounts of dematerialised odd-lot holders updated and credited/debited at CSDP/broker in respect of the odd-lot offer and cheques posted against surrender of existing documents of title to certificated odd-lot holders who have elected to sell their odd-lots or whose odd-lots have been compulsorily acquired by NAC, from	Monday, 15 December
Results of the odd-lot offer published in the press on	Wednesday, 17 December
Record date (last day on which trades can be settled in the old name)	Monday, 22 December
New share certificates in respect of Metropolitan Holdings Limited shares posted to shareholders who hold certificated shares against surrender of existing document(s) of title (in respect of the odd-lot offer and the name change) on or about	Tuesday, 23 December
Dematerialised shareholders will have their safe custody accounts updated at their CSDP/broker in respect of the name change on	Tuesday, 23 December

Notes:

1. Any NAC shares purchased on the JSE or NSX after Friday, 5 December 2003 will not be eligible to participate in the odd-lot offer.
2. Shareholders may not dematerialise or rematerialise their NAC shares after Friday, 5 December 2003.
3. Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their election of the odd-lot offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.
4. The above dates and times are subject to change. Any changes will be published in the South African press and released on the Securities Exchange News Service (SENS).
5. Certificated shareholders who surrender their documents of title together with the form of election and surrender on or before 12:00 on Friday, 12 December 2003 in the case off odd-lot holders, and on or before 12:00 on Monday, 22 December 2003, in the case of shareholders who are not odd-lot holders, will be sent new share certificates in respect of their new Metropolitan Holdings Limited shares by registered post, at their risk, from Tuesday, 23 December 2003. If documents of title and the forms of surrender are received after these dates, new Metropolitan Holdings Limited share certificates will be sent to such shareholders by registered mail, at their risk, within five business days of receipt of such documents by the transfer secretaries.
6. Certificated shareholders should be aware that they will not be able to trade their shares in Metropolitan Holdings Limited unless their share certificates have been dematerialised. This period could be 24 hours up to 10 days, depending on volumes processed. Share certificates in Metropolitan Holdings Limited may only be dematerialised from Tuesday, 23 December 2003.

Cape Town
4 November 2003

Sponsor in South Africa

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995 001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Sponsor in Namibia

SIMONIS STORM
Securities
Simonis Storm Securities Pty Ltd
Member of the NSX

Legal adviser

DENEYS REITZ
ATTORNEYS
Deneys Reitz Inc.
1984/003385/21

Ince

04 JAN 28 AM 7:21

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

NEW AFRICA CAPITAL LIMITED

(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
("NAC" or "the Company")
ISIN: ZAE000033361
JSE Share Code: NAC NSX Share Code: NWC

ANNOUNCEMENT REGARDING THE SPECIFIC AUTHORITY FOR NAC TO REPURCHASE ITS SHARES CURRENTLY HELD BY NEW AFRICA INVESTMENTS LIMITED ("NAIL")

1. INTRODUCTION

Shareholders are referred to the announcement dated 4 November 2003 and the circular which was posted to shareholders on the same date. In terms thereof shareholders were advised that NAC would seek to obtain a specific authority ("the specific authority") from shareholders to enable NAC to acquire all the NAC shares which are currently held by NAIL ("the NAIL shareholding").

Shareholders are advised that NAC has finalised negotiations with various parties relating to the NAIL shareholding.

2. THE SPECIFIC AUTHORITY

The specific authority is subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and the following conditions:

2.1 the NAIL shareholding purchased shall not exceed 36 356 142 NAC shares (which currently represents 5% of the total issued share capital of NAC);

2.2 the price for the NAIL shareholding shall not be greater than 10% above the weighted average of the market value per NAC share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

2.3 subject to paragraph 2.2 above, the maximum price per NAC share for the acquisition of the NAIL shareholding shall not exceed the most recently published embedded value per NAC share calculation (which at the date of publication of the interim results of NAC on 30 June 2003, amounted to R 9,11 per NAC share);

2.4 the specific authority shall be valid until the next annual general meeting of NAC, whereafter it shall lapse;

2.5 NAC shall not be permitted to acquire the NAIL shareholding from whomever is the holder thereof, if such holder is a related party to NAC;

2.6 the holder of the NAIL shareholding at the time of the general meeting will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

2.7 NAC publishes an announcement once the specific repurchase has been concluded.

3. THE NAIL SHAREHOLDING

In terms of the offer circular to the shareholders of NAIL which was issued on 17 October 2003, a consortium including Capricorn Capital Partners Holdings Company (Proprietary) Limited ("Capricorn") has made an offer to acquire all the issued ordinary and "N" ordinary shares of NAIL.

The consortium together with a substantial shareholder of NAIL have agreed to use their respective best endeavours to procure that after the offer is closed and becomes unconditional:

a) NAIL will sell to Capricorn the NAIL shareholding or such lesser number of NAC shares which NAIL holds at the time; or

b) failing the above, that NAIL will distribute the NAIL shareholding to its shareholders. The consortium will then on receipt of their pro rata portion of the NAIL shareholding, sell to Capricorn the shares so received.

The undertaking to use their best endeavours by Capricorn, the consortium and the substantial shareholder is conditional upon regulatory approvals including, *inter alia*, the approval of the Securities Regulation Panel ("SRP") and the Competition Commission.

4. REPURCHASE OF THE NAIL SHAREHOLDING

NAC has concluded an agreement with Capricorn in terms of which NAC will acquire from Capricorn, subject to the conditions precedent referred to in paragraph 8 below, the NAIL shareholding or such lesser number of NAC shares which Capricorn acquires as a result of the implementation of the arrangements referred to in paragraphs 3 (a) and (b) above.

5. BLACK ECONOMIC EMPOWERMENT PARTNER

In terms of the agreement concluded with Capricorn, NAC has the right to elect that, instead of acquiring the NAIL shareholding itself, the NAIL shareholding be transferred to a black economic empowerment partner chosen by NAC.

6. THE CONSIDERATION

The consideration for the acquisition of the NAIL shareholding referred to in paragraph 4 above will be 670 cents per share. This falls within the terms of the specific authority dealing with the maximum consideration per share referred to in paragraphs 2.2 and 2.3 above.

7. FINANCIAL EFFECTS

The specific repurchase of the NAIL shareholding by NAC at a consideration of 670 cents per share will have no significant effect on the embedded value, adjusted net asset value, core headline earnings, headline earnings and earnings per NAC share.

8. CONDITIONS PRECEDENT

This transaction is subject to:

a) the requisite special resolution granting the specific authority being approved at the general meeting of NAC shareholders convened to be held at 11:00 on Wednesday, 26 November 2003, and the special resolution being registered by the Registrar of Companies; and

b) all the requisite regulatory approvals including the approval of the SRP, Competition Commission and ICASA being granted for NAIL to distribute or dispose of the NAIL shareholding or such lesser number of NAC shares which it may hold at the time.

9. FURTHER ANNOUNCEMENT

A further announcement will be made once the exact number of NAC shares to be acquired in terms of the specific authority has been determined.

Cape Town
26 November 2003

Sponsor in South Africa | **Sponsor in Namibia**

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

SIMONIS STORM Securities

i-PROXY

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

New Africa Capital Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: NAC
NSX Share Code: NWC
ISIN: ZAE000033361
("NAC" or "the Company")

OFFER PRICE FOR THE PROPOSED ODD-LOT OFFER

1. **Introduction**
On 4 November 2003 NAC announced on the Securities Exchange News Service ("SENS") of the JSE Securities Exchange South Africa ("JSE") and in the South African and Namibian press that the board of directors of NAC had proposed, inter alia, subject to receiving the approval of shareholders at a general meeting, the implementation of an odd-lot offer to facilitate a reduction in the number of shareholders who hold less than 100 ordinary shares in NAC at close of business on Friday, 12 December 2003. Full details of the odd-lot offer were incorporated in a circular which was posted to shareholders on 4 November 2003.

2. **Offer price**
Shareholders are advised, in advance of the shareholders' meeting detailed in paragraph 5 below, that the odd-lot offer price has been determined at R6.53 per NAC ordinary share ("offer price"). The offer price is equivalent to the volume weighted average traded price of NAC ordinary shares on the JSE over the five trading days ended on Monday, 24 November 2003.

3. **Odd-lot offer**
The odd-lot offer opened on Tuesday, 4 November 2003 and will be implemented on the basis that shareholders who hold shareholdings of less than 100 NAC ordinary shares ("odd-lot holders") may, up to 12:00 on Friday, 12 December 2003, elect either to:

   3.1 sell their odd-lot holdings to NAC at R6.86 being the offer price plus a 5% premium per NAC share; or

   3.2 purchase a sufficient number of additional NAC shares at the offer price in order to increase their respective holdings to 100 NAC shares; or

   3.3 retain their odd-lot holdings.

4. **Compulsory sale of odd-lot holdings**
The shares of those certificated odd-lot holders whose elections are not received by the transfer secretaries of the Company on or before 12:00 on Friday, 12 December 2003 or, in the case of dematerialised odd-lot holders, who do not timeously instruct their Central Securities Depository Participant or broker as to their election, will be acquired in terms of section 85 of the Companies Act, 1973 (Act 61 of 1973) as amended, by NAC at R6.86, being the offer price plus a premium of 5%. The documents of title of certificated odd-lot holders will have no value after Friday, 12 December 2003, other than to receive the proceeds of the sale of their odd-lot holdings against surrender of their documents of title.

5. **General meeting**
The general meeting of ordinary shareholders will be held at the Executive Suite, Parc du Cap 7, Mispel Road, Bellville at 11:00 on Wednesday, 26 November 2003, at which meeting the special and ordinary resolutions required to implement the odd-lot offer will be proposed for consideration and, if deemed fit, passed with or without modification.

6. **Further announcement**
A further announcement detailing the results of the general meeting and finalisation of the odd-lot offer will be published on SENS on Wednesday, 26 November 2003 and in the South African and Namibian press on Thursday, 27 November 2003.

If you have any questions regarding the proposed odd-lot offer, please call the Information Agent Toll Free Helpline on 0800 00 5036 or if calling from outside South Africa, please call +27 11 370 5000.

Cape Town
26 November 2003

Sponsor in South Africa	Sponsor in Namibia	Legal adviser
Merrill Lynch Global Markets & Investment Banking Group Merrill Lynch South Africa (Pty) Ltd Registration number 1995/001805/07 Registered Sponsor and Member of the JSE Securities Exchange South Africa	SIMONIS STORM Securities Simonis Storm Securities Pty Ltd Member of the NSX	DENEYS REITZ ATTORNEYS Deneys Reitz Inc. 1984/003385/21

INCE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 11/12/2003

Our Refere ce: 14029714
Box: **43166**
Sequence: **75**

GEORGE HENRY TRAUB
TO BE COLLECTED
7535

RE: Amendment to Company Registration
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM26 from you dated 26/11/2003.

The CM26 (1) was accepted and placed on file.

The CM9 (2) was accepted and placed on file.
The name was changed to METROPOLITAN HOLDINGS.

Yours truly

Registrar of Companies

JNS

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitt d to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 26

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -12- 10
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Revenue stamp or revenue franking machine impression R80

Special resolution

(Section 200)
(To be lodged in duplicate)

Registration No. Of Company

2000/031756/06

Name of company NEW AFRICA CAPITAL LIMITED

Date notice given to members 4 NOVEMBER 2003
Date resolution passed 26 NOVEMBER 2003

Special resolution passed in terms of section 44(1)(a), 62(1), 85(1) of the Act/*~~paragraph 44(1)(a), 62(1), 8~~ ~~of the memorandum~~/*article 31(g) of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED:

See Annexure "A" attached.

Rubber stamp of company, if any, or of secretaries.

Date 27 NOVEMBER 2003 Signature [signature] ~~Director~~/Secretary/~~Manager~~

Name (in block capitals) B GOBODO-MBOMVU

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

2000/031756/06

Name of Company: NEW AFRICA CAPITAL LTD

Postal address: P O BOX 2212
BELLVILLE
7535

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Special resolution registered this day 2003 -12- 10

Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of Companies Registration Office

Not valid unless stamped by the Registrar of Companies

AN IEXURE VA

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -12- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NEW AFRICA CAPITAL LIMITE

(Registration number 2000/031756/06)
("the Company")

SPECIAL RESOLUTION NO 1

RESOLVED

THAT the name of the Company be changed from New Africa Capital Limited" to "Metropolitan Holdings Limited" with effe from Monday, 15 December 2003.

SPECIAL RESOLUTION NO 2

RESOLVED

THAT the articles of association of the Company be am ıded by the addition of a new Article 136 as follows:

"136. Odd-lot offers

The directors of the Company shall, with the ap roval of an ordinary resolution passed at a general meeting of the Cc npany, be entitled to implement an odd-lot offer in respect of thc e members of the Company who hold that number of ordinary sha ıs either as principal or on behalf of a person who owns the beneficia interest ("the odd-lot holders") which constitute an "odd-lot", as deter ıined by the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") from time to time.

If, on implementation of an odd-lot offer, there ar odd-lot holders who have failed to elect:

(a) to sell their odd-lots, or

(b) increase their holding to holdings of such umber offered by the Company in terms of the odd-lot offer, or

(c) retain their odd-lots, then

the directors shall be entitled to sell the o d-lots of such odd-lot holders, who have failed to exercise an e ection and they shall be deemed to have agreed to sell their c ld-lots on such basis as the directors may determine and the C ımpany shall account to such members for the proceeds of the sale of such odd-lots attributable to them."

SPECIAL RESOLUTION NO 3

RESOLVED

THAT subject to the passing of special resolution numbe 2, the Company be and is hereby authorised as a specific approval, in term: of section 85 of the Companies Act, 1973 (Act 61 of 1973), as amended ("t e Companies Act"), and in terms of the Listings Requirements of the JSE nd any other stock exchange upon which the shares of the Company may b : quoted or listed, to repurchase at the offer price plus a premium of 5% th ordinary shares of those odd-lot holders who elect pursuant to the odd-lo offer (the details of which are contained in the circular to shareholders date 4 November 2003) to sell their odd-lot holdings to the Company or who do ot make an election to the extent that such ordinary shares are not transferr d to odd-lot holders who have elected to purchase shares under the odd-l offer. The ordinary shares repurchased in terms of this specific approv: will be cancelled, delisted and restored to the status of authorised ordinary shares.

SPECIAL RESOLUTION NO 4

RESOLVED

THAT the Company be and is hereby authorised as a specific approval in terms of section 85 of the Companies Act, to repurchas 36 356 142 ordinary shares currently held by New Africa Investments Li ited ("NAIL") in the issued share capital of the Company, or such lesse number of ordinary shares held by NAIL or its successors-in-title at the time that such acquisition is agreed ("the NAIL shareholding"), but always subject) the Companies Act and the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or isted, which specific authority shall endure until the next annual general me ing of the Company, subject to the following limitations:

(a) the NAIL shareholding purchased shall not exc ed 36 356 142 NAC shares;

(b) the price per NAC share of the NAIL shareholdir shall not be greater than 10% above the weighted average of the r arket value per NAC share for the five business days immediately p eceding the date on which the repurchase of the NAIL shareholding is agreed;

(c) subject to (b), the maximum price per NAC shar for the acquisition of the NAIL shareholding shall not exceed the m st recently published embedded value per NAC share calculation (hich at the date of publication of the interim results of NAC on 30 J ne 2003 amounted to R9,11 per NAC share);

(d) the NAIL shareholding may be acquired from NAI or from whomever is the holder of such NAIL shareholding, providec that such holder is not a related party to the Company;

(e) the holder of the NAIL shareholding of the Compa iy at the time of the general meeting will be disqualified from vot ig on the special resolution proposed at the general meeting autl orising this specific authority; and

(f) the Company publishes an announcement once the specific repurchase has been concluded.

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2003 -12- 08
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registration No. of company/Registrasienommer van maatskappy

2000/031756/06

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

04 JAN 28 AM 7:21

This is to certify that/Hierby word gesertifiseer dat

NEW AFRICA CAPITAL LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

METROPOLITAN HOLDINGS LIMITED
with effect from the 15th December, 2003
and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 10

day of/dag van December
Two Thousand & Three/Tweeduisend & Drie

[signature]

Certificate of change of name dated __________ herewith
Hierby sertifikaat van verandering van naam gedateer

Name of Company
Naam van maatskappy METROPOLITAN HOLDINGS LIMITED

Postal Address
Posadres P O BOX 2212
BELLVILLE
7535

Date stamp of Companies Registration Office
Registrar of Companies

Datumstempel van registrasiekantoor vir Maatskappye.
Registrateur van Maatskappye.

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2003 -12- 10
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Metropolitan Holdings Limited

(Formerly New Africa Capital Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share code: MET
NSX Share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER

1. IMPLEMENTATION OF THE ODD-LOT OFFER

Shareholders are advised that the odd-lot offer to ordinary shareholders, who held less than 100 ordinary shares in Metropolitan ("odd-lot holders") at the close of business on Friday, 12 December 2003, has been duly implemented.

2. RESULTS OF THE ODD-LOT OFFER

2.1 The total number of ordinary shares in the Company ("Metropolitan shares") made available by those odd-lot holders who elected to sell their odd-lot holdings and by those who failed to make an election and who were therefore deemed to have sold their odd-lot holdings is 350 553 Metropolitan shares. The total consideration payable to these odd-lot holders, at R6.86 per Metropolitan share (being the offer price of R6.53 per Metropolitan share plus a 5% premium), amounts to R2 404 793.58.

2.2 The total number of Metropolitan shares purchased by those odd-lot holders who elected to increase their odd-lot holdings to holdings of 100 Metropolitan shares is 2 393 Metropolitan shares. The consideration received by Metropolitan from these odd-lot holders was R6.53 per ordinary share, amounting to a total cash consideration of R15 626.29.

2.3 The total number of Metropolitan shares that continue to be held by those odd-lot holders who elected to retain their odd-lot holdings is 2 094.

The aggregate number of Metropolitan shares that became available as a result of the implementation of paragraph 2.1 above were used to satisfy the demand for Metropolitan shares referred to in paragraph 2.2 above.

The net result of the implementation of the odd-lot offer is that the number of ordinary shareholders of Metropolitan has been reduced by 21 533 shareholders and a total of 348 160 Metropolitan shares will be cancelled, delisted and restored to the status of authorised ordinary share capital.

3. ODD-LOT HOLDERS WHO HOLD CERTIFICATED METROPOLITAN SHARES

3.1 In respect of those odd-lot holders who hold certificated Metropolitan shares and who elected to increase their odd-lot holdings, new share certificates reflecting the additional shares purchased will be posted at the risk of such odd-lot holders from Tuesday, 23 December 2003.

3.2 Cheques in respect of the sale of odd-lot holdings will be posted or electronic transfers will be effected on or about Monday, 15 December 2003 to odd-lot holders who have elected to sell their odd-lots or whose odd-lots have been compulsorily acquired by Metropolitan, at the risk of such odd-lot holders, against surrender by such odd-lot holders of their relevant documents of title. In order for their payments in respect of their sold odd-lot holdings to be effected, odd-lot holders are required to submit their relevant documents of title to the respective transfer secretaries at the following addresses:

Transfer secretaries in South Africa	Transfer secretaries in Namibia
Computershare Limited	Transfer Secretaries (Proprietary) Limited
70 Marshall Street	Shop 8 Kaiserkrone Centre
Johannesburg 2001	Post Street Mall
PO Box 61051	Windhoek Namibia
Marshalltown, 2107	PO Box 2401, Windhoek

Odd-lot holders who hold certificated Metropolitan shares are reminded that their documents of title will no longer be valid for trading after Friday, 12 December 2003 and will have no value, save that such odd-lot holders will, upon surrender of their documents of title, have the right to receive the proceeds of the sale of their Metropolitan shares at the offer price plus a 5% premium thereon.

3.3 No interest will be paid on cheques deposited or amounts held in trust, pending the surrender of documents of title of those certificated odd-lot holders who have not dematerialised their shares.

4. ODD-LOT HOLDERS WHO HOLD DEMATERIALISED METROPOLITAN SHARES

4.1 Odd-lot holders who have dematerialised their odd-lot holdings do not hold share certificates and consequently there is no surrender procedure applicable to them.

4.2 Any movement in the number of Metropolitan shares held by dematerialised odd-lot holders as a result of the implementation of the odd-lot offer will automatically be recorded in the relevant odd-lot holder's account with the CSDP or broker selected by such odd-lot holders and their accounts will be credited or debited accordingly from Monday, 15 December 2003.

5. CHANGE OF NAME

The JSE Securities Exchange South Africa and the Namibian Stock Exchange have granted approval to the Company to change its name from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from Monday, 15 December 2003.

Cape Town
17 December 2003

Sponsor in South Africa | Sponsor in Namibia | Legal adviser

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REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

04 JAN 28 AM 7:23

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Acquisition/payment date:
Verkrygings/betalingsdatum 15/12/03

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
Totaal / Total: 1 000 000 000		Totaal / Total	1 000.000000

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares
Totaal / Total:	

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Posadres
Postal address: P O Box 2212
Bellville
7535

Datum van ontvangs deur Registrateur van Maatskappye Date of receipt by Registrar of Companies
Datumstempel van Registrasiekantoor vir Maatskappye Date stamp of Companies Registration Office
Registrateur van Maatskappye Registrar of Companies

Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalende kapitaal Amount of issued paid-up capital R
741 520 221	Ordinary	0.000001	741.520221
Totaal / Total: 741 520 221		Totaal / Total	741.520221

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated Capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital .... R 741.520221

Verklaarde kapitaal - Stated Capital .... R ______

Premierekening - Premium account .... R 2 500 076 469.461320

Totale uitgereikte kapitaal - Total issued capital .... R 2 500 077 210.981541

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. ______

Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.

Particulars of acquisition of own shares issued by the the company/payments to shareholders.

		PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
348 160	Ordinary	0.000001	0.348160
Totaal / Total: 348 160		Totaal / Total	0.348160

		NO PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

		PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
741 172 061	Ordinary	0.000001	**741.172061**
Totaal / Total: 741 172 061		Totaal / Total	**741.172061**

		NO PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:

Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital . . . . R 741.172061

Verklaarde kapitaal - Stated Capital . . . . R

Premierekening - Premium account . . . . R 2 497 681 251.318930

Totale uitgereikte kapitaal - Total issued capital . . . . R 2 497 681 992.490991

Datum / Date: 17 December 2003

Korrek gesertifiseer / Certified correct

Handtekening / Signature

Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

New Africa Capital Limited Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Original NAIL issue @ 0.0001c Issue in terms of the scheme @ 3.384239	1 687 099 031	6 752 200	1 693 851 231	0.00 33 929 250	1 727 780 481	- 687.099031	- 6.750000	- 693.850000	- 33.930000	- 727.780000	- 2 462 982 187.220000	- 2 462 982 915.000000
Shares released at 2001.10.01	687 099 032 78 500	6 752 200 0	693 851 232 78 500	33 929 250 (78 500)	727 780 482 0	687.099031 0.078500	6.750000 -	693.850000 0.078500	33.930000 (0.078500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.10.31	687 177 532 100 600	6 752 200 0	693 929 732 100 600	33 850 750 (100 600)	727 780 482 0	687.177531 0.100600	6.750000 -	693.928500 0.100600	33.851500 (0.100600)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released incentive scheme	687 278 132 130 700	6 752 200 (130 700)	694 030 332 0	33 750 150 0	727 780 482 0	687.278131 0.130700	6.750000 (0.130000)	694.029100 -	33.750900 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.05	687 408 832 742 900	6 621 500 0	694 030 332 742 900	33 750 150 (742 900)	727 780 482 0	687.408831 0.742900	6.620000 -	694.029100 0.742900	33.750900 (0.742900)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.14	688 151 732 22 500	6 621 500 0	694 773 232 22 500	33 007 250 (22 500)	727 780 482 0	688.151731 0.022500	6.620000 -	694.772000 0.022500	33.008000 (0.022500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released incentive scheme	688 174 232 251 100	6 621 500 (251 100)	694 795 732 0	32 984 750 0	727 780 482 0	688.174231 0.251100	6.620000 (0.250000)	694.794500 -	32.985500 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares issued 01.12.01 @ R8,30	688 425 332 0	6 370 400 0	694 795 732 0	32 984 750 1 682 800	727 780 482 1 682 800	688.425331 -	6.370000 -	694.794500 -	32.985500 1.682800	727.780000 1.682800	2 462 982 187.220000 13 967 238.317200	2 462 982 915.000000 13 967 240.000000
Shares released at 2002.01.10	688 425 332 33 200	6 370 400 0	694 795 732 33 200	34 667 550 (33 200)	729 463 282 0	688.425331 0.033200	6.370000 -	694.794500 0.033200	34.668300 (0.033200)	729.462800 -	2 476 949 425.537200 -	2 476 950 155.000000 -
Listing costs written off	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.370000	694.827700	34.635100	729.462800	2 476 949 425.537200 (23 564 186.310000)	2 476 950 155.000000 (23 564 186.310000)
Shares released at 2002.04.25	688 458 532 3 600	6 370 400 0	694 828 932 3 600	34 634 350 (3 600)	729 463 282 0	688.458531 0.003600	6.370000 -	694.827700 0.003600	34.635100 (0.003600)	729.462800 -	2 453 385 239.227200 -	2 453 385 968.690000 -
Shares cancelled at 2002.04.25	688 462 132 (18 946 025)	6 370 400	694 832 532 (18 946 025)	34 630 750 -	729 463 282 (18 946 025)	688.462131 (18.946025)	6.370000 -	694.831300 (18.946025)	34.631500 -	729.462800 (18.946025)	2 453 385 239.227200 (143 175 222.330000)	2 453 385 968.690000 (143 175 241.276025)
Shares released at 2002.06.03	669 516 107 55 000	6 370 400 0	675 886 507 55 000	34 630 750 (55 000)	710 517 257 0	669.516106 0.055000	6.370000 -	675.885275 0.055000	34.631500 (0.055000)	710.516775 -	2 310 210 016.897200 -	2 310 210 727.413980 -
Shares issued 02.06.03 @ R6,53	669 571 107 (1 000 000)	6 370 400 1 006 100	675 941 507 6 100	34 575 750 12 485 100	710 517 257 12 491 200	669.571106 (1.000000)	6.370000 1.006100	675.940275 0.006100	34.576500 12.485100	710.516775 12.491200	2 310 210 016.897200 81 567 523.508800	2 310 210 727.413980 81 567 536.000000
Shares released at 2002.08.20 Share cancelled 2002.08.30	668 571 107 400 (992 436)	7 376 500 0 0	675 947 607 400 (992 436)	47 060 850 (400) 0	723 008 457 0 (992 436)	668.571106 0.000400 (0.992436)	7.376100 - -	675.946375 0.000400 (0.992436)	47.061600 (0.000400) -	723.007975 - (0.992436)	2 391 777 540.406000 - (6 634 101.440000)	2 391 778 263.413980 - (6 634 102.432436)
Shares cancelled 02.08.31	667 579 071 -992 436	7 376 500	674 955 571 -992 436	47 060 450	722 016 021	667.579070 (0.992436)	7.376100	674.954339 (0.992436)	47.061200	722.015539 (0.992436)	2 385 143 438.966000 (6 634 101.440000)	2 385 144 160.981540 (6 634 102.432436)

New Africa Capital Limited Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
	Shares	Shares	Listed	Scheme Shares	Issued	Shares	Shares	Listed	Scheme Shares	Premium	Account	Capital
Brought forward 30.10.02	667 579 071	7 376 500	674 955 571	47 060 450	722 016 021	667.579071	7.376500	674.955571	47.060450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.10.30	50 000	0	50 000	(50 000)	0	0.050000	-	0.050000	(0.050000)	-	-	-
Shares released at 2002.12.09	667 629 071	7 376 500	675 005 571	47 010 450	722 016 021	667.629071	7.376500	675.005571	47.010450	722.016021	2 385 143 438.965520	2 385 144 160.981540
	60 000	0	60 000	(60 000)	0	0.060000	-	0.060000	(0.060000)	-	-	-
Shares issued 02.12.02 @ R6,25	667 689 071	7 376 500	675 065 571	46 950 450	722 016 021	667.689071	7.376500	675.065571	46.950450	722.016021	2 385 143 438.965520	2 385 144 160.981540
	0	0	0	12 536 000	12 536 000	-	-	-	12.536000	12.536000	78 349 987.464000	78 350 000.000000
Shares released Incentive scheme	667 689 071	7 376 500	675 065 571	59 486 450	734 552 021	667.689071	7.376500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
	35 000	(35 000)	0	0	0	0.035000	(0.035000)	-	-	-	-	-
Share schedule adjustment	667 724 071	7 341 500	675 065 571	59 486 450	734 552 021	667.724071	7.341500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
	(9 000)	9 000	0	0	0	(0.009000)	0.009000	-	-	-	-	-
Shares released at 2003.08.25	667 715 071	7 350 500	675 065 571	59 486 450	734 552 021	667.715071	7.350500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
	26 000	0	26 000	(26 000)	0	0.026000	-	0.026000	(0.026000)	0.000000	(0.000000)	-
Shares issued 02.06.03 @ R5,25	667 741 071	7 350 500	675 091 571	59 460 450	734 552 021	667.741071	7.350500	675.091571	59.460450	734.552021	2 463 493 426.429520	2 463 494 160.981540
	0	2 650 200	2 650 200	4 318 000	6 968 200	-	2.650200	2.650200	4.318000	6.968200	36 583 043.031800	36 583 050.000000
Shares released at 2003.11.10	667 741 071	10 000 700	677 741 771	63 778 450	741 520 221	667.741071	10.000700	677.741771	63.778450	741.520221	2 500 076 469.461320	2 500 077 210.981540
	6 900		6 900	(6 900)	0	0.006900	-	0.006900	(0.006900)	0.000000	(0.000000)	-
Shares cancelled 15.12.03	667 747 971	10 000 700	677 748 671	63 771 550	741 520 221	667.747971	10.000700	677.748671	63.771550	741.520221	2 500 076 469.461320	2 500 077 210.981540
	(348 160)		(348 160)		(348 160)	(0.348160)	-	(0.348160)	-	(0.348160)	(2 395 218.142393)	(2 395 218.490553)
	667 399 811	10 000 700	677 400 511	63 771 550	741 172 061	667.399811	10.000700	677.400511	63.771550	741.172061	2 497 681 251.318930	2 497 681 992.490990

NEW AFRICA
CAPITAL
FINANCIAL
SERVICES
GROUP

30 October 2003

The General Manager
Listings Division
JSE Securities Exchange South Africa
2 Gwen Lane
Sandown
Sandton

Attention: Mr Doug Doel

Dear Sir

APPLICATION FOR THE CHANGE OF NAME OF NEW AFRICA CAPITAL LIMITED ("NAC")

It is proposed that, subject to shareholder approval, NAC's name be changed to Metropolitan Holdings Limited. The new name has been reserved with the Registrar of Companies (copy attached).

It is further proposed that the Share Code be changed from NAC to MET.

Application is thus made for NAC's listing to be amended accordingly.

The following information is supplied:

New name:	Metropolitan Holdings Limited
Registration number:	2000/031756/06
Abbreviated name:	MET LTD
New share code:	MET
ISIN Code:	(to be provided by the JSE)
Registered and Postal Address:	7 Parc du Cap Mispel Road Bellville (PO Box 2212, Bellville, 7535)

Transfer Secretaries: **(in South Africa)**	Computershare Limited (Registration Number 2000/006082/06) 70 Marshall Street Johannesburg, 2001 (PO Box 61051 Marshalltown, 2107)
Transfer Secretaries: **(in Namibia)**	Transfer Secretaries (Pty) Ltd (Registration Number 93/713) Shop 8, Kaiserkrone Centre Post Street Mall Windhoek Namibia (PO Box 2401, Windhoek, Namibia)

Time and date from which listing is to be amended:

Commencement of business on Monday, 22 December 2003.

For a period of twelve months from Monday, 22 December 2003 the name "New Africa Capital Limited" will be shown in brackets on all new share certificates that will be issued.

Yours faithfully
for: **NEW AFRICA CAPITAL LIMITED**

DIRECTOR

COMPANY SECRETARY

SPONSOR IN SOUTH AFRICA:
Merrill Lynch South Africa (Pty) Limited

SPONSOR IN NAMIBIA:
Simonis Storm Securities (Proprietary) Limited

new africa capital limited. reg no. 2000/031756/06
po box 2212 bellville 7535
tel: +27 -21 940-5911. fax: +27 -21 940-5730. www.newafricacapital.co.za
directors: Mrs GT Serobe [chairman], PR Doyle [group chief executive], AM Sithole [executive], PE Speckmann [finance director], NZ Buthelezi, Mrs I Charnley, Prof WP Esterhuyse, SA Muller, JE Newbury, ML Smith, Dr FA Sonn, JC van Reenen, SDM Zungu, PC Lamprecht, Company Secretary: B Gobodo-Mbomvu

04 JAN 28 AM 7:21

METROPOLITAN
HOLDINGS LIMITED

12 January 2004

The Director: Listings Division
The JSE Securities Exchange South Africa
Exchange Square
2 Gwen Street
SANDOWN
SANDTON

Dear Sir/Madam

APPLICATION FOR THE DELISTING OF SHARES ARISING OUT OF A REPURCHASE OF SHARES (IN TERMS OF SCHEDULE 22 TO THE JSE LISTINGS REQUIREMENTS) METROPOLITAN HOLDINGS LIMITED, PREVIOUSLY NEW AFRICA CAPITAL LIMITED

Application is hereby made for the delisting of ordinary shares ("shares") in Metropolitan Holdings Limited ("Metropolitan") with effect from Wednesday, 17 December 2003, arising out of Metropolitan's odd-lot offer to its shareholders, which offer closed on Friday, 12 December 2003.

In support of this application, and in accordance with the Listings Requirements of the JSE, the following information is submitted:

1. **Description and number of shares for which the delisting is applied**

   Metropolitan proposed an odd-lot offer to all its shareholders who held less than 100 Metropolitan shares in terms of a circular to shareholders dated 4 November 2003. The offer was made on the basis that all the shares sold by odd-lot holders or deemed to have been sold would firstly be used for the purpose of odd-lot holders who elected to purchase additional shares, with the balance of the shares to be repurchased by Metropolitan. The balance of the shares that have been repurchased was 348 160 shares with a nominal value of 0,0001 cent each in the issued share capital of Metropolitan.

2. **Date upon which the repurchase is to be effected**

   Monday, 15 December 2003

3. **Metropolitan's current authorised and issued share capital**

Authorised share capital	1 000 000 000 shares
Issued share capital	741 520 221 shares

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za
DIRECTORS: MRS GT SEROBE (CHAIRMAN), PR DOYLE (GROUP CHIEF EXECUTIVE), AM SITHOLE (EXECUTIVE), PE SPECKMANN (FINANCE DIRECTOR), NZ BUTHELEZI, MRS I CHARNLEY, PROF WP ESTERHUYSE, SA MULLER, JE NEWBURY, ML SMITH, DR FA SONN, JC VAN REENEN, SDM ZUNGU, PC LAMPRECHT
COMPANY SECRETARY: B GOBODO-MBOMVU
REG NO 2000/031756/06

Please note that 677 748 671 of the total issued shares are listed and 63 771 550 are unlisted, the unlisted shares being shares held under the Metropolitan staff share purchase scheme.

4. **The issued share capital after the delisting of the shares**

Authorised share capital	1 000 000 000 shares
Issued share capital	741 172 061shares

5. **The date on which the shares will be cancelled**

Monday, 15 December 2003

6. **The percentage that the shares repurchased in 1 above represent**

0.05% of the total issued share capital of Metropolitan

7. **The extent of the authority outstanding (to repurchase) by number and percentage**

Nil – a specific authority to repurchase was granted by shareholders in order for Metropolitan to implement the odd-lot offer. The odd-lot offer closed on Friday, 12 December 2003.

8. **Reference to the type of authority under which the repurchase was done**

Shareholders granted a specific authority to repurchase the shares reflected in 1 above in terms of Special Resolution number 3 set out in the notice of general meeting included in the circular to shareholders, a copy of which is attached hereto.

9. **Reference to the general meeting at which the authority to repurchase the shares was given**

Shareholders granted the specific authority to repurchase the shares in 1 above at a general meeting held at the Executive Suite, Parc du Cap, 7 Mispel Road, Belville, on Wednesday, 26 November 2003.

10. **Confirmation that the company is not in breach of its working capital requirements**

Metropolitan will fund the specific repurchase of shares in terms of the authority granted to it in point 8 and 9 above out of its available cash resources. After the specific repurchase, the working capital available to Metropolitan will be sufficient for its requirements for a period of at least 12 months from the date of the circular.

11. **The total of any treasury shares held by a subsidiary, expressed by number and percentage of the total shares in issue**

40 690 146 shares (which represents 5.5% of the total issued share capital of Metropolitan). These shares are held by one of its wholly owned subsidiaries, Metropolitan Life Limited, as treasury stock.

12. **Confirmation that the cancellation of these shares will not place the company in breach of the spread regulations of the JSE**

The cancellation of the maximum number of shares detailed in 1 above will not compromise the JSE's spread requirements as set out in section 4.28(e) and (f) of the Listings Requirements.

13. **Confirmation that the company did not breach section 89 of the Companies Act – subsidiaries ability to acquire shares in its holding company up to a maximum of 10%**

Metropolitan is not in breach of section 89 of the Companies Act and none of the shares repurchased were acquired by any subsidiary of Metropolitan.

14. **Confirmation that the repurchase was not made during a closed period**

The repurchase of shares did not take place during a closed period.

Yours faithfully

B GOBODO-MBOMVU
COMPANY SECRETARY

P E SPECKMANN
FINANCE DIRECTOR

MERRILL LYNCH SOUTH AFRICA
(PTY) LTD
SPONSOR

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 January 2004
REF: NM/jvdm/10437

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

ODD-LOT OFFER
SPECIFIC REPURCHASE
PARTIAL WITHDRAWAL OF LISTING

We acknowledge receipt of your letter dated 12 January 2004 and in reply wish to advise that the listing of 348 160 ordinary shares of 0,0001 cent each, will be withdrawn from the commencement of business on Thursday, 15 January 2004.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-40 divided into 677 400 511 ordinary shares of 0,0001 cent each.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Merrill Lynch South Africa (Pty) Limited
Attention : Paris Aposporis

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

2000/031756/06

Name of company Metropolitan Holdings Limited

1. Date of allotment of shares 17 November 2003

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 000 000 000	Ordinary	0.000001	R1 000.00
1 000 000 000	Total	Total	R1 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	Ordinary	0.000001	0.000007
7	Total	Total	0.000007

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value			
Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value					
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
747 354 261	Ordinary	0.000001	Varies	2 540 029 315.	R747.354261
				136730	
747 354 261	Total		Total	2 540 029 315.13	R747.354261

Summary of issued capital at date of this return

Amount of issued paid-up capital ---------- R 747.354261

Stated capital ---------- R

Premium account ---------- R 2 540 029 315.13730

Total issued capital ---------- R 2 540 030 062.490991

Certified correct.

Date ____________ Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated ____________

Name of Company METROPOLITAN HOLDINGS LIMITED

Postal Address P O BOX 2212

BELVILLE

7535

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

METROPOLITAN HOLDINGS LIMITED Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Original NAIL Issue @ 0.0001c Issue in terms of the scheme @ 3,384239	1 687 099 031	6 752 200	1 693 851 231	0.00 33 929 250	1 727 780 481	- 687.099031	- 6.750000	- 693.850000	- 33.930000	- 727.780000	- 2 462 982 187.220000	- 2 462 982 915.000000
Shares released at 2001.10.01	687 099 032 78 500	6 752 200 0	693 851 232 78 500	33 929 250 (78 500)	727 780 482 0	687.099031 0.078500	6.750000 -	693.850000 0.078500	33.930000 (0.078500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.10.31	687 177 532 100 600	6 752 200 0	693 929 732 100 600	33 850 750 (100 600)	727 780 482 0	687.177531 0.100600	6.750000 -	693.928500 0.100600	33.851500 (0.100600)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released incentive scheme	687 278 132 130 700	6 752 200 (130 700)	694 030 332 0	33 750 150 0	727 780 482 0	687.278131 0.130700	6.750000 (0.130000)	694.029100 -	33.750900 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.05	687 408 832 742 900	6 621 500 0	694 030 332 742 900	33 750 150 (742 900)	727 780 482 0	687.408831 0.742900	6.620000 -	694.029100 0.742900	33.750900 (0.742900)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.14	688 151 732 22 500	6 621 500 0	694 773 232 22 500	33 007 250 (22 500)	727 780 482 0	688.151731 0.022500	6.620000 -	694.772000 0.022500	33.008000 (0.022500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released incentive scheme	688 174 232 251 100	6 621 500 (251 100)	694 795 732 0	32 984 750 0	727 780 482 0	688.174231 0.251100	6.620000 (0.250000)	694.794500 -	32.985500 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares issued 01.12.01 @ R8,30	688 425 332 0	6 370 400 0	694 795 732 0	32 984 750 1 682 800	727 780 482 1 682 800	688.425331 -	6.370000 -	694.794500 -	32.985500 1.682800	727.780000 1.682800	2 462 982 187.220000 13 967 238.317200	2 462 982 915.000000 13 967 240.000000
Shares released at 2002.01.10	688 425 332 33 200	6 370 400 0	694 795 732 33 200	34 667 550 (33 200)	729 463 282 0	688.425331 0.033200	6.370000 -	694.794500 0.033200	34.668300 (0.033200)	729.462800 -	2 476 949 425.537200 -	2 476 950 155.000000 -
Listing costs written off	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.370000	694.827700	34.635100	729.462800	2 476 949 425.537200 (23 564 186.310000)	2 476 950 155.000000 (23 564 186.310000)
Shares released at 2002.04.25	688 458 532 3 600	6 370 400 0	694 828 932 3 600	34 634 350 (3 600)	729 463 282 0	688.458531 0.003600	6.370000 -	694.827700 0.003600	34.635100 (0.003600)	729.462800 -	2 453 385 239.227200 -	2 453 385 968.690000 -
Shares cancelled at 2002.04.25	688 462 132 (18 946 025)	6 370 400	694 832 532 (18 946 025)	34 630 750 -	729 463 282 (18 946 025)	688.462131 (18.946025)	6.370000 -	694.831300 (18.946025)	34.631500 -	729.462800 (18.946025)	2 453 385 239.227200 (143 175 222.330000)	2 453 385 968.690000 (143 175 241.276025)
Shares released at 2002.06.03	669 516 107 55 000	6 370 400 0	675 886 507 55 000	34 630 750 (55 000)	710 517 257 0	669.516106 0.055000	6.370000 -	675.885275 0.055000	34.631500 (0.055000)	710.516775 -	2 310 210 016.897200 -	2 310 210 727.413980 -
Shares issued 02.06.03 @ R6,53	669 571 107 (1 000 000)	6 370 400 1 006 100	675 941 507 6 100	34 575 750 12 485 100	710 517 257 12 491 200	669.571106 (1.000000)	6.370000 1.006100	675.940275 0.006100	34.576500 12.485100	710.516775 12.491200	2 310 210 016.897200 81 567 523.508800	2 310 210 727.413980 81 567 536.000000
Shares released at 2002.08.20 Share cancelled 2002.08.30	668 571 107 400 (992 436)	7 376 500 0 0	675 947 607 400 (992 436)	47 060 850 (400) 0	723 008 457 0 (992 436)	668.571106 0.000400 (0.992436)	7.376100 - -	675.946375 0.000400 (0.992436)	47.061600 (0.000400) -	723.007975 - (0.992436)	2 391 777 540.406000 - (6 634 101.440000)	2 391 778 263.413980 - (6 634 102.432436)
Shares cancelled 02.08.31	667 579 071 -992 436	7 376 500	674 955 571 -992 436	47 060 450	722 016 021	667.579070 (0.992436)	7.376100	674.954339 (0.992436)	47.061200	722.015539 (0.992436)	2 385 143 438.966000 (6 634 101.440000)	2 385 144 160.981540 (6 634 102.432436)

METROPOLITAN HOLDINGS LIMITED Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
	Shares	Shares	Listed	Scheme Shares	Issued	Shares	Shares	Listed	Scheme Shares	Premium	Account	Capital
Brought forward 30.10.02	667 579 071	7 376 500	674 955 571	47 060 450	722 016 021	667.579071	7.376500	674.955571	47.060450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.10.30	50 000	0	50 000	(50 000)	0	0.050000	-	0.050000	(0.050000)	-	-	-
	667 629 071	7 376 500	675 005 571	47 010 450	722 016 021	667.629071	7.376500	675.005571	47.010450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.12.09	60 000	0	60 000	(60 000)	0	0.060000	-	0.060000	(0.060000)	-	-	-
	667 689 071	7 376 500	675 065 571	46 950 450	722 016 021	667.689071	7.376500	675.065571	46.950450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares issued 02.12.02 @ R6,25	0	0	0	12 536 000	12 536 000	-	-	-	12.536000	12.536000	78 349 987.464000	78 350 000.000000
	667 689 071	7 376 500	675 065 571	59 486 450	734 552 021	667.689071	7.376500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares released incentive scheme	35 000	(35 000)	0	0	0	0.035000	(0.035000)	-	-	-	-	-
	667 724 071	7 341 500	675 065 571	59 486 450	734 552 021	667.724071	7.341500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Share schedule adjustment	(9 000)	9 000	0	0	0	(0.009000)	0.009000	-	-	-	-	-
	667 715 071	7 350 500	675 065 571	59 486 450	734 552 021	667.715071	7.350500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares released at 2003.08.25	26 000	0	26 000	(26 000)	0	0.026000	-	0.026000	(0.026000)	0.000000	(0.000000)	-
	667 741 071	7 350 500	675 091 571	59 460 450	734 552 021	667.741071	7.350500	675.091571	59.460450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares issued 02.06.03 @ R5,25	0	2 650 200	2 650 200	4 318 000	6 968 200	-	2.650200	2.650200	4.318000	6.968200	36 583 043.031800	36 583 050.000000
	667 741 071	10 000 700	677 741 771	63 778 450	741 520 221	667.741071	10.000700	677.741771	63.778450	741.520221	2 500 076 469.461320	2 500 077 210.981540
Shares released at 2003.11.10	6 900		6 900	(6 900)	0	0.006900	-	0.006900	(0.006900)	0.000000	(0.000000)	-
	667 747 971	10 000 700	677 748 671	63 771 550	741 520 221	667.747971	10.000700	677.748671	63.771550	741.520221	2 500 076 469.461320	2 500 077 210.981540
Shares cancelled 15.12.03	(17 081)		(17 081)		(17 081)	(0.017081)	-	(0.017081)	-	(0.017081)	(123 226.840000)	(123 226.857081)
Shares cancelled 15.12.03	(333 472)		(333 472)		(333 472)	(0.333472)	-	(0.333472)	-	(0.333472)	(2 287 617.590000)	(2 287 617.923472)
	667 397 418	10 000 700	677 398 118	63 771 550	741 169 668	667.397418	10.000700	677.398118	63.771550	741.169668	2 497 665 625.031320	2 497 666 366.200990
Shares issued 15.12.03 @ R6.53	2 393		2 393	0	2 393	0.002393	-	0.002393	-	0.002393	15 626.287607	15 626.290000
	667 399 811	10 000 700	677 400 511	63 771 550	741 172 061	667.399811	10.000700	677.400511	63.771550	741.172061	2 497 681 251.318930	2 497 681 992.490990
Shares released at 2004.01.08	41 000		41 000	(41 000)	0	0.041000	-	0.041000	(0.041000)	0.000000	-	0.000000
	667 440 811	10 000 700	677 441 511	63 730 550	741 172 061	667.440811	10.000700	677.441511	63.730550	741.172061	2 497 681 251.318930	2 497 681 992.490990
Shares issued 17.11.03 @ R6.85			0	6 182 200	6 182 200	-	-	-	6.182200	6.182200	42 348 063.817800	42 348 070.000000
	667 440 811	10 000 700	677 441 511	69 912 750	747 354 261	667.440811	10.000700	677.441511	69.912750	747.354261	2 540 029 315.136730	2 540 030 062.490990

METROPOLITAN
HOLDINGS LIMITED

04 JAN 28 AM 7:21

8 January 2004

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 41 000 Metropolitan Holdings Limited (formerly New Africa Capital Limited) ordinary shares in respect of the group's Staff Share Purchase Scheme. The following information is given in terms of your requirements:

The number of shares in respect of which a listing is applied for in terms of the *Staff Share Purchase Scheme* is:

41 000 ordinary shares. The quoted issued share capital increases with the amount of R139 900.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.

2. The share certificates relating to the shares have been issued.

3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number Of shares*	
09 March 1994	R2.70	20 000	R54 000
06 March 1995	R3.50	13 000	R45 500
27 November 1995	R5.05	8 000	R40 400
		41 000	R139 900

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 63 730 550 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and Listed*	*Listed Share Capital R*
Shares of 0.0001 cents each	677 400 511	677.40

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of Shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
Issued and Listed	
677 441 511	677.44

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 75 304 641 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 102 947 050 shares of which 39 216 500 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 63 730 550 are at present registered in the names of members, leaving 11 574 091 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 39 027 380 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 4 308 800 were released from the scheme. Scheme shares totalling 10 000 700 are at present registered in the names of members, leaving 29 026 680 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 10 November 2003 our block listing stood at R9 877 099 981.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 10 November 2003	R9 877 099 981.79
Less: this application	(R139 900.00)
Current block listing balance	R9 876 960 081.79

Please confirm the balance of the block listing.

Yours faithfully

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

DELEGATION OF AUTHORITY ON BEHALF OF NEW AFRICA CAPITAL LIMITED

I, the undersigned

PETER RAYMOND DOYLE

In my capacity as Group Executive of New Africa Capital Limited and empowered by a resolution of the board of directors dated 23 November 2001, entitled Delegation of the Powers of Decision-making:

1. do hereby authorise

   TYRREL CRAIG MURRAY

   General Manager : Group Finance, employed by New Africa Capital Limited

   to, from time to time, apply for a listing of New Africa Capital Limited shares on the JSE Securities Exchange South Africa, as deemed necessary by him.

2. do hereby certify that the signature specimen appearing below is indeed the signature of Tyrrel Craig Murray.

   ....

   TYRREL CRAIG MURRAY

3. do stipulate that this delegation of decision-making power to Tyrrel Craig Murray shall lapse and be of no further force and effect if and when he leaves the employ of New Africa Capital Limited.

DATED AT BELLVILLE this 8TH day of JANUARY 2004

....

PETER RAYMOND DOYLE

METROPOLITAN HOLDINGS LIMITED Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Original NAIL Issue @ 0.0001c Issue in terms of the scheme @ 3.384239	1 687 099 031	6 752 200	1 693 851 231	0.00 33 929 250	1 727 780 481	- 687.099031	- 6.750000	- 693.850000	- 33.930000	- 727.780000	- 2 462 982 187.220000	- 2 462 982 915.000000
Shares released at 2001.10.01	687 099 032 78 500	6 752 200 0	693 851 232 78 500	33 929 250 (78 500)	727 780 482 0	687.099031 0.078500	6.750000 -	693.850000 0.078500	33.930000 (0.078500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.10.31	687 177 532 100 600	6 752 200 0	693 929 732 100 600	33 850 750 (100 600)	727 780 482 0	687.177531 0.100600	6.750000 -	693.928500 0.100600	33.851500 (0.100600)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released incentive scheme	687 278 132 130 700	6 752 200 (130 700)	694 030 332 0	33 750 150 0	727 780 482 0	687.278131 0.130700	6.750000 (0.130000)	694.029100 -	33.750900 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.05	687 408 832 742 900	6 621 500 0	694 030 332 742 900	33 750 150 (742 900)	727 780 482 0	687.408831 0.742900	6.620000 -	694.029100 0.742900	33.750900 (0.742900)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released at 2001.12.14	688 151 732 22 500	6 621 500 0	694 773 232 22 500	33 007 250 (22 500)	727 780 482 0	688.151731 0.022500	6.620000 -	694.772000 0.022500	33.008000 (0.022500)	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares released Incentive scheme	688 174 232 251 100	6 621 500 (251 100)	694 795 732 0	32 984 750 0	727 780 482 0	688.174231 0.251100	6.620000 (0.250000)	694.794500 -	32.985500 -	727.780000 -	2 462 982 187.220000 -	2 462 982 915.000000 -
Shares issued 01.12.01 @ R8,30	688 425 332 0	6 370 400 0	694 795 732 0	32 984 750 1 682 800	727 780 482 1 682 800	688.425331 -	6.370000 -	694.794500 -	32.985500 1.682800	727.780000 1.682800	2 462 982 187.220000 13 967 238.317200	2 462 982 915.000000 13 967 240.000000
Shares released at 2002.01.10	688 425 332 33 200	6 370 400 0	694 795 732 33 200	34 667 550 (33 200)	729 463 282 0	688.425331 0.033200	6.370000 -	694.794500 0.033200	34.668300 (0.033200)	729.462800 -	2 476 949 425.537200 -	2 476 950 155.000000 -
Listing costs written off	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.370000	694.827700	34.635100	729.462800	2 476 949 425.537200 (23 564 186.310000)	2 476 950 155.000000 (23 564 186.310000)
Shares released at 2002.04.25	688 458 532 3 600	6 370 400 0	694 828 932 3 600	34 634 350 (3 600)	729 463 282 0	688.458531 0.003600	6.370000 -	694.827700 0.003600	34.635100 (0.003600)	729.462800 -	2 453 385 239.227200 -	2 453 385 968.690000 -
Shares cancelled at 2002.04.25	688 462 132 (18 946 025)	6 370 400	694 832 532 (18 946 025)	34 630 750 -	729 463 282 (18 946 025)	688.462131 (18.946025)	6.370000 -	694.831300 (18.946025)	34.631500 -	729.462800 (18.946025)	2 453 385 239.227200 (143 175 222.330000)	2 453 385 968.690000 (143 175 241.276025)
Shares released at 2002.06.03	669 516 107 55 000	6 370 400 0	675 886 507 55 000	34 630 750 (55 000)	710 517 257 0	669.516106 0.055000	6.370000 -	675.885275 0.055000	34.631500 (0.055000)	710.516775 -	2 310 210 016.897200 -	2 310 210 727.413980 -
Shares issued 02.06.03 @ R6,53	669 571 107 (1 000 000)	6 370 400 1 006 100	675 941 507 6 100	34 575 750 12 485 100	710 517 257 12 491 200	669.571106 (1.000000)	6.370000 1.006100	675.940275 0.006100	34.576500 12.485100	710.516775 12.491200	2 310 210 016.897200 81 567 523.508800	2 310 210 727.413980 81 567 536.000000
Shares released at 2002.08.20 Share cancelled 2002.08.30	668 571 107 400 (992 436)	7 376 500 0 0	675 947 607 400 (992 436)	47 060 850 (400) 0	723 008 457 0 (992 436)	668.571106 0.000400 (0.992436)	7.376100 - -	675.946375 0.000400 (0.992436)	47.061600 (0.000400) -	723.007975 - (0.992436)	2 391 777 540.406000 - (6 634 101.440000)	2 391 778 263.413980 - (6 634 102.432436)
Shares cancelled 02.08.31	667 579 071 -992 436	7 376 500	674 955 571 -992 436	47 060 450	722 016 021	667.579070 (0.992436)	7.376100	674.954339 (0.992436)	47.061200	722.015539 (0.992436)	2 385 143 438.966000 (6 634 101.440000)	2 385 144 160.981540 (6 634 102.432436)

METROPOLITAN HOLDINGS LIMITED Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
	Shares	Shares	Listed	Scheme Shares	Issued	Shares	Shares	Listed	Scheme Shares	Premium	Account	Capital
Brought forward 30.10.02	667 579 071	7 376 500	674 955 571	47 060 450	722 016 021	667.579071	7.376500	674.955571	47.060450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.10.30	50 000	0	50 000	(50 000)	0	0.050000	-	0.050000	(0.050000)	-	-	-
	667 629 071	7 376 500	675 005 571	47 010 450	722 016 021	667.629071	7.376500	675.005571	47.010450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.12.09	60 000	0	60 000	(60 000)	0	0.060000	-	0.060000	(0.060000)	-	-	-
	667 689 071	7 376 500	675 065 571	46 950 450	722 016 021	667.689071	7.376500	675.065571	46.950450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares issued 02.12.02 @ R6,25	0	0	0	12 536 000	12 536 000	-	-	-	12.536000	12.536000	78 349 987.464000	78 350 000.000000
	667 689 071	7 376 500	675 065 571	59 486 450	734 552 021	667.689071	7.376500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares released incentive scheme	35 000	(35 000)	0	0	0	0.035000	(0.035000)	-	-	-	-	-
	667 724 071	7 341 500	675 065 571	59 486 450	734 552 021	667.724071	7.341500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Share schedule adjustment	(9 000)	9 000	0	0	0	(0.009000)	0.009000	-	-	-	-	-
	667 715 071	7 350 500	675 065 571	59 486 450	734 552 021	667.715071	7.350500	675.065571	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares released at 2003.08.25	26 000	0	26 000	(26 000)	0	0.026000	-	0.026000	(0.026000)	0.000000	(0.000000)	-
	667 741 071	7 350 500	675 091 571	59 460 450	734 552 021	667.741071	7.350500	675.091571	59.460450	734.552021	2 463 493 426.429520	2 463 494 160.981540
Shares issued 02.06.03 @ R5,25	0	2 650 200	2 650 200	4 318 000	6 968 200	-	2.650200	2.650200	4.318000	6.968200	36 583 043.031800	36 583 050.000000
	667 741 071	10 000 700	677 741 771	63 778 450	741 520 221	667.741071	10.000700	677.741771	63.778450	741.520221	2 500 076 469.461320	2 500 077 210.981540
Shares released at 2003.11.10	6 900		6 900	(6 900)	0	0.006900	-	0.006900	(0.006900)	0.000000	(0.000000)	-
	667 747 971	10 000 700	677 748 671	63 771 550	741 520 221	667.747971	10.000700	677.748671	63.771550	741.520221	2 500 076 469.461320	2 500 077 210.981540
Shares cancelled 15.12.03	(17 081)		(17 081)		(17 081)	(0.017081)	-	(0.017081)	-	(0.017081)	(123 226.840000)	(123 226.857081)
Shares cancelled 15.12.03	(333 472)		(333 472)		(333 472)	(0.333472)	-	(0.333472)	-	(0.333472)	(2 287 617.590000)	(2 287 617.923472)
	667 397 418	10 000 700	677 398 118	63 771 550	741 169 668	667.397418	10.000700	677.398118	63.771550	741.169668	2 497 665 625.031320	2 497 666 366.200990
Shares issued 15.12.03 @ R6.53	2 393		2 393	0	2 393	0.002393	-	0.002393	-	0.002393	15 626.287607	15 626.290000
	667 399 811	10 000 700	677 400 511	63 771 550	741 172 061	667.399811	10.000700	677.400511	63.771550	741.172061	2 497 681 251.318930	2 497 681 992.490990
Shares released at 2004.01.08	41 000		41 000	(41 000)	0	0.041000	-	0.041000	(0.041000)	0.000000	-	0.000000
	667 440 811	10 000 700	677 441 511	63 730 550	741 172 061	667.440811	10.000700	677.441511	63.730550	741.172061	2 497 681 251.318930	2 497 681 992.490990

THE NEW AFRICA CAPITAL STAFF SHARE PURCHASE TRUST

MEETING OF THE TRUSTEES HELD ON 8 JANUARY 2004

PRESENT: Prof W P Esterhuyse
Mr J C van Reenen

Release of shares

RESOLVED

THAT in terms of section 16.4 of the Trust Deed of the New Africa Capital Staff Share Purchase Trust 41 000 shares has been released to persons who are entitled to have shares released to them, as the vesting period of these shares are more than five years.

READ AND CONFIRMED

CHAIRMAN

Mk
BELLVILLE

CERTIFIED A TRUE EXTRACT of the minutes of the meeting of THE NEW AFRICA CAPITAL STAFF SHARE PURCHASE TRUST held at BELLVILLE on 8 January 2004.

....

COMPANY SECRETARY